3/9

05006386

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Bank for Africa

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4804 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT: 3/10/05

RECEIVED
2005 MAR -9 P 1:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RECEIVED
0 9 AUG 2004
THE NIGERIAN STOCK EXCHANGE

CS/NSE/0321/2004

August 6, 2004

The Director – General
Nigerian Stock Exchange
2/4 Customs Street
Lagos

Dear Madam,

RE: UNAUDITED RESULTS FOR THREE MONTHS ENDED 30TH JUNE 2004

In compliance with the listing requirements of the Nigerian Stock Exchange, we enclose herewith UBA Plc's unaudited results for three months ended 30th June 2004.

Also, kindly approve the publication of the unaudited results in the national dailies.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

United Bank for Africa Plc

RC: 2457

57, MARINA, LAGOS.

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 250 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the first quarter ended 30 June 2004 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

First Quarter Results

UN-AUDITED

Group 3 months to:

	30 June 2004	30 June 2003	% Change
	N million	N million	
Cash & Short Term Funds	56,958	61,874	-8%
Placements & Investments	95,850	73,971	30%
Loans & Advances	62,488	57,441	9%
Other Assets	10,423	8,285	26%
Fixed Assets	6,251	5,678	10%
Total Assets	231,970	207,249	12%
Deposits	166,265	140,856	18%
Other Liabilities	44,772	50,164	-11%
Shareholders' Funds	20,933	16,229	29%
Total Liabilities & Shareholders' Funds	231,970	207,249	12%
Contingent Obligations	89,057	74,308	20%
Total Assets & Contingents	321,027	281,557	14%
Gross Revenues	6,693	6,120	9%
Profit Before Tax	1,865	1,771	5%
Less: Taxation	465	443	5%
Profit After Tax	1,400	1,328	5%
Capital Adequacy Ratio	11.0%	10.3%	6%
Return On Assets	2.6%	2.8%	-10%
Return On Equity	30%	38%	-22%
Earnings Per Share	N2.20	N2.08	5%

Note: Comparative figures have been reclassified in line with the current year's position.

"Our centralization and automation initiatives gathered momentum and the results were evident in reduced operating costs and efficiency improvement. These initiatives will continue."

- Chairman's address, 2003 Annual General Meeting

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2005.

By order of the Board

Aidevo Odu-Thomas
Company Secretary
5 August 2004

UBA

www.ubagroup.com ...the wise choice in banking

UBA

United Bank for Africa Plc

RC: 2457

57, MARINA, LAGOS.

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of **258** branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the Second quarter ended 30 Sept 2004 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

Our Interim Results

	GROUP UN-AUDITED		
	30 Sept 2004 N million	30 Sept 2003 N million	% Change
Cash & Short Term Funds	60,920	44,557	37%
Placements & investments	87,292	70,775	23%
Loans & Advances	62,679	68,968	-9%
Other Assets	11,203	11,292	-1%
Fixed Assets	6,191	5,993	3%
Total Assets	228,285	201,585	13%
Deposits	170,617	132,216	24%
Other Liabilities	35,614	47,461	-25%
Shareholders' Funds	22,056	16,907	30%
Total Liabilities & Shareholders' Funds	228,285	201,585	13%
Contingent Obligations	72,810	54,379	34%
Total Assets & Contingents	301,095	255,964	18%
Gross revenues	12,975	12,124	7%
Profit before tax	3,354	3,041	10%
Less: Taxation	839	760	10%
Profit after tax	2,516	2,281	10%
Capital Adequacy Ratio	12.5%	11.1%	13%
Return on Average Assets	2.3%	2.5%	-5%
Return on Average Equity	26%	31%	-16%
Earnings per share	N1.97	N1.79	10%

Note: Comparative figures have been reclassified in line with the current year's position.

"The opportunities for value creation that still exist in our industry are immense and we are determined to convert and appropriate as much as possible for the benefit of our stakeholders."

Chairman's Statement, 2004 Annual General Meeting

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2005.

By order of the Board

Aidevo Odu-Thomas
Company Secretary
26th October 2004

UBA

Our Ref: CS/NSE/VOL.II/0467/2004

November 8, 2004

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

ATTENTION: MR. BINOS D. YAROE

Dear Madam,

RE: UNAUDITED HALF YEAR RESULTS AS AT 30TH SEPTEMBER, 2004

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the half year ended 30th September, 2004.

We also seek your approval to publish same in the national dailies.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos

United Bank For Africa Plc

UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S OFFICE

CS/CAC/0015/2004

January 11, 2005

The Registrar-General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: RETURN OF ALLOTMENTS
UNITED BANK FOR AFRICA PLC

Please find enclosed for your necessary action the following documents:

- Certified True Copies of the Board and AGM resolutions of UBA Plc approving a bonus issue of one share for every five shares held by members in the Books of the Bank as at the close of business on 1st September, 2004.

- Form CO2 reflecting the allotment of the shares.

- Copy of letter from Securities & Exchange Commission registering the bonus issue.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

15 directors

CORPORATE AFFAIRS COMMISSION

P.M.B.198,ABUJA.

Form C.O.2

C 08459

RC:NO 2457

COMPANIES AND ALLIED MATTERS DECREE 1990

Return of Allotments from the(a) 30TH of NOVEMBER, 2004

to the ______ of ______ 19______

The N62,750 payable with penalty.

NAME OF COMPANY UNITED BANK FOR AFRICA PLC

Pursuant to Section 129

CORPORATE AFFAIRS COMMISSION VERIFICATION APPROVED BY 18 JAN 2005 NAME SIGN

(a) Number of the Shares allotted payable in cash N/A

Number of the Shares allotted payable in cash N/A

Nominal amount of the Shares so allotted N/A

Nominal amount of the Shares so allotted N/A

Amount paid or due and payable on each such Share N/A

Amount paid or due and payable on each such Share N/A

Number of Shares allotted for a consideration other than cash 510,000,000 (ORDINARY)

Nominal amount of the Shares so allotted N255,000,000

Amount to be treated as paid on each such Share 50K

CORPORATE AFFAIRS COMMISSION ASSESMENT 18 JAN 2005 ASSESS BY NAME SIGN

Corporate Affairs Commission Certified True Copy 19 JAN 2005 Name Designation Signature

The consideration for which such Shares have been allotted is as follows:

BONUS ISSUE OF ONE SHARE FOR EVERY FIVE SHARES HELD BY MEMBERS IN THE BOOKS OF THE BANK AS AT THE CLOSE OF BUSINESS ON 1ST SEPTEMBER, 2004

(a) 1 When a return includes several allotments made on different dates, the dates of only the first and the last of such allotments should be entered at the top of the front page, and the registration of the return should be effected within one month of the first date.

2 When a return relates to one allotment only, made on one particular date, that date only should be inserted and the spaces for the second date struck out and the word "made" substituted for the word "from" after the word "Allotment".

(b) Distinguish between Preference, Ordinary, Redeemable Preference, etc.

Corporate Affairs Commission Post - Incorporation TRANSFERRED 19 JAN 2005 Date Sign

PRESENTED FOR FILING BY:

AIDEVO ODU-THOMAS

NAME COMPANY SECRETARY

ADDRESS UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

ZIB 67812 of 19/1/05 for N62,750

Securities & Exchange Commission

Head Office:
Tower 421, Constitution Avenue,
Central Business District,
P.M.B. 315, Garki - Abuja.
e-mail: sec@secngr.org
☎: 09-2346272 - 5
Fax: 09-2346276

Lagos Zonal Office:
UBA Building (3rd Floor)
57, Marina,
P.M.B. 12638,
Marina, Lagos.
☎: 01-2661552, 2653210
Fax: 01-2644536, 2544541
Telex: 23623 SEC.NG

November 1, 2004

The Managing Director
United Bank for Africa Plc
UBA House, 57 Marina
P.O. Box 2406
Lagos.

Dear Sir

RE: UNITED BANK FOR AFRICA PLC.
REGISTRATION OF BONUS ISSUE OF 510,000,000 ORDINARY SHARES OF 50K EACH

With reference to your recent filing of statement in respect of the above subject matter and having carefully examined the documents, we write to inform you that in accordance with the provisions of the Investments and Securities Act 1999, and the Commission's Rules and Regulations, the securities representing the supplementary offer as approved by your company's AGM resolution dated September 30, 2004 has been registered as SR/UBA/2004/00063 in our records. The registration is however subject to the following conditions:

1. That the approved pro-rata allotment of the shares as disclosed is strictly adhered to;

2. That the share certificates evidencing the bonus issue are issued to each shareholder not later than two (2) months from the date of this letter with written confirmation to the Commission thereafter;

3. That any material change(s) in the information supplied to it, which formed the basis of the registration of these securities, must be notified to the Commission promptly;

4. That you must render periodic returns of your company's performance as specified from time to time by the Commission;

5. That you must notify the Commission of any shareholding which may amount to 5% and above of the issued shares of the Company;

6. That you must comply with the provisions of Investments and Securities Act 1999, **the Commission's Rules and Regulations** and all other laws governing the securities business in Nigeria;

7. That a breach of any or a combination of these conditions might lead to de-registration of the securities and any other punishment for violation as prescribed in the **Investments and Securities Act 1999**, the **Commission's Rules and Regulations.**

Yours faithfully,

MOUNIR GWARZO
For: Director-General

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS DECREE 1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 383(2) OF THE COMPANIES AND ALLIED MATTERS DECREE 1990.

At an Extra Ordinary meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday August 5, 2004 at Lagos, it was resolved:

> That the sum of N255 million from the undivided net profits in the books of the Bank be recommended for capitalisation and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 1st day of September 2004 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 510 million of the unissued Ordinary Shares of 50k each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari-pasu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2004.

Dated this day of 2004

Corporate Affairs Commission Certified True Copy 19 JAN 2005 Name Designation Sign

DIRECTOR COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION VERIFICATION APPROVED BY 18 JAN 2005 NAME........ SIGN........

CERTIFIED TRUE COPY

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS DECREE 1990

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 383(2) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At the forty third Annual General Meeting of United Bank for Africa Plc duly convened and held on Thursday September 30, 2004 at the Hotel Presidential, Port Harcourt, it was resolved:

> That the Directors having recommended that it is desirable to capitalise the sum of N255 million from the undivided net profits in the books of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 1st day of September, 2004 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 510,000,000 of the un-issued Ordinary Shares of 50K each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2004 and the Directors shall give effect to this resolution.

Dated this day of 2004. 19 JAN 2005

Name ....
Designation ....
Signature ....

DIRECTOR

COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION
VERIFICATION

NAME ....
SIGN ....

CERTIFIED TRUE COPY

<u>**THE FEDERAL REPUBLIC OF NIGERIA**</u>

<u>**COMPANIES AND ALLIED MATTERS DECREE 1990**</u>

<u>**PUBLIC COMPANY LIMITED BY SHARES**</u>

<u>**ORDINARY RESOLUTION OF**</u>

<u>**UNITED BANK FOR AFRICA PLC**</u>

<u>**(RC 2457)**</u>

PURSUANT TO SECTION 383(2) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At the forty third Annual General Meeting of United Bank for Africa Plc duly convened and held on Thursday September 30, 2004 at the Hotel Presidential, Port Harcourt, it was resolved:

> That the Directors having recommended that it is desirable to capitalise the sum of N255 million from the undivided net profits in the books of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 1st day of September, 2004 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 510,000,000 of the un-issued Ordinary Shares of 50K each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2004 and the Directors shall give effect to this resolution.

Dated this day of 2004.

Name
Designation
Signature

DIRECTOR

COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
18 JAN 2005
NAME
SIGN

CERTIFIED TRUE COPY

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS DECREE 1990

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 383(2) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At the forty third Annual General Meeting of United Bank for Africa Plc duly convened and held on Thursday September 30, 2004 at the Hotel Presidential, Port Harcourt, it was resolved:

> That the Directors having recommended that it is desirable to capitalise the sum of N255 million from the undivided net profits in the books of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 1st day of September, 2004 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 510,000,000 of the un-issued Ordinary Shares of 50K each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2004 and the Directors shall give effect to this resolution.

Dated this day of 2004.

Name............
Designation.........
Signature.........

DIRECTOR

COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
18 JAN 2005
NAME..............
SIGN..............

CERTIFIED TRUE COPY

RESERVED FOR BINDING

DESCRIPTIONS OF THE ALLOTTEES

Description	NUMBER OF SHARES ALLOTTED		
	preference	Ordinary	Other Kind
	AS PER ATTACHED RETURNS		

Certified
19 JAN 2005
Name
Designation
Signature

Signature ______________________
(State whether Director or Manager or Secretary)

CORPORATE AFFAIRS COMMISSION

WUSE ZONE 5, ABUJA

Form CAC 2.4a

COMPANIES AND ALLIED MATTERS ACT 1990

STATEMENT/NOTICE OF CHANGE OF AUTHORISED SHARE CAPITAL

Pursuant to Section 102, 109

The Nominal Share Capital of

Name of Company

UNITED BANK FOR AFRICA PLC

[ ] Ltd [ ] UnLtd [x] Plc [ ] Ltd/gte

has by a special resolution of the company / ~~court order~~

dated 30TH day of SEPTEMBER 2004

the authorised share capital has been increased/reduced from

₦2,000,000,000.00 (TWO BILLION NAIRA)

to ₦6 BILLION by the addition thereto/~~reduction from~~

of the sum of ₦4,000,000,000.00 (FOUR BILLION NAIRA)

divided into 8 BILLION ordinary shares of 50K each

Signature of Director

Presented for filing by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

LAGOS

CHECKED

Commissioner of Stamp Duties

VERIFICATION 18 OCT 2004

ASSESSMENT 18 OCT 2004

In the Opinion of the Commissioner the instrument contained therein is DULY STAMPED

Date 8/10/04

CHARGEABLE WITH ₦60,000,000.00 DUTY THEREON HAS BEEN ASSESSED ACCORDINGLY

COMMISSIONER OF STAMP DUTIES

CORPORATE AFFAIRS COMMISSION

ABUJA, NIGERIA

28th Oct., 2004.

FORM CAC 7.2

RC. 2457

Certificate of increase in share capital

COMPANIES AND ALLIED MATTERS ACT 1990

Pursuant to section 102 (2)

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

WITH REFERENCE TO THE ORDINARY RESOLUTION AND NOTICE OF INCREASE IN SHARE CAPITAL

DATED THE ***30TH*** *DAY OF* ***SEPT.*** *TWO THOUSAND AND* ***FOUR***

PRESENTED FOR FILING

ON 20TH *DAY OF* ***OCT.,*** *TWO THOUSAND* ***AND FOUR***

IN RESPECT OF THE ABOVE NAMED COMPANY:

THIS IS TO CERTIFY THAT THE INCREASE IN SHARE CAPITAL FROM

₦ 2,000,000,000.00 TO **₦ 6,000,000,000.00**

BY THE CREATION OF **8,000,000,000** ORDINARY

SHARES OF **50K** EACH HAS BEEN REGISTERED WITH THE COMMISSION.

RECEIPT NO **UBA. 0009870. OF 20/10/04**

FOR: **₦ 80,004,000.00**

N. U. CHIANAKWALAM

FOR **REGISTRAR-GENERAL**

2004

Annual Report and Accounts

82-4804

ARLS
3-31-04





United Bank for Africa Plc

RC. 2457

UBA

OUR VISION:

"To be the undisputed, leading and dominant full service bank in Nigeria"

OUR MISSION:

"To provide first class service to our customers, delivered by well-trained and highly motivated people, aided by the best technology, while generating superior returns to our shareholders, and positively impacting the communities served"

Group Financial Highlights



	2004	2003	% Change
Total Assets (₦'million)	212,024	203,871	4
Shareholders' Funds (₦'million)	19,533	14,901	31
Gross Earnings (₦'million)	24,510	24,194	1
Profit Before Taxation (₦'million)	6,010	5,128	17
Profit After Taxation (₦'million)	4,525	3,280	38
Capital Adequacy Ratio (%)	11.3	10.5	8
Return on Average Assets (%)	2.00	1.62	23
Return on Average Equity (%)	26.3	25.7	2
Earnings per share(₦)	1.77	1.29	38
Dividend per share (₦)	0.60	0.45	33

Contents



United Bank for Africa Plc (UBA) is a public limited company incorporated and licensed to do the business of banking under the laws of Nigeria. UBA, with its subsidiaries, is one of the leading and oldest financial services groups in Nigeria and Sub-Saharan Africa. Its shareholders include individuals, institutions and leading international banks such as Bankers International Incorporated (a member of the Deutsche Bank Group), Banca Nazionale del Lavoro and Monte dei Paschi di Siena.

Our vision is 'to be the undisputed leading and dominant full service bank in Nigeria' and our mission is 'to provide first class service to our customers, delivered by well trained and highly motivated people aided by the best technology, while generating superior returns to our shareholders and positively impacting the communities served'.



Our legacy includes:

- The first Bank to be listed on the Nigerian Stock Exchange.
- The first Nigerian Bank to open a branch in the United States of America
- The first and only Nigerian bank to issue Global Depositary Receipts (GDR), which makes its shares easily accessible and tradable to institutional investors internationally.
- The first Nigerian bank to establish a branch on a university campus.

With over 250 outlets across Nigeria as well as two outlets in New York and Grand Cayman Island, UBA has become one of the leading international banks in Africa and poised more than ever before, to bring banking services closer to its numerous customers.



We provide a wide range of financial services to individuals, national and multinational companies, multilateral institutions, Governments and non-governmental organisations as well as small and medium scale businesses. These include retail, investment and wholesale services.

As a retail bank, UBA, with its wide network of branches, is well positioned to serve the financial needs of medium and small-scale industries as well as individuals.

As a wholesale bank, UBA offers a wide range of products and services relevant to every stage of the customer's business cycle, facilitated by its size and operational structure.

As an investment bank, UBA, through its New York branch offers international banking services such as foreign currency loans, payments and receipts for its international business customers. The Bank also offers investment services through its subsidiaries, UBA Capital and Trust Limited and UBA Securities Limited.



Our services are enhanced through the application of cutting edge technology and simplified processes by well trained, competent and highly efficient personnel of our Transaction Banking Group.

At UBA, we have continued to position ourselves to serve you better as we regularly take actions towards increasing our efficiency and adding substantial value to our customers and shareholders. This is because we know that good service delivery translates to better business, increased profits, growth and financial strength.

As a responsible corporate citizen, we shall continue to strive to meet at all times, the expectations of all stakeholders including the society at large.





Directors, Corporate Executives & Professional Advisers

Directors

Mr. Kayode Sofola, SAN - Chairman
Mallam Aliyu Dikko - Ag. Managing Director / CEO
Mr. Offong Ambah - Executive Director
Alhaji Yunusa K. Ojo - Executive Director
Alhaji Bello Garba - Executive Director
Dr. T. Asuquo John - Director
Igwe Alex Nwokedi, OON - Director
Alhaji Mustapha Abdulkadir - Director
Mr. Victor Odozi - Director
Mr. Junaid Dikko - Director
Mr. William James (American) - Director
Prof. Jean Herskovits (American) - Director
Dr. Khalid A.T. Al-Mansour (American) - Director
Mr. Willy Kroeger (German) - Director
Alternate: Mr. Neil Forsyth (British) - Director
Mr. Alessandro Deodato (Italian) - Director
Alternate: Mr. Paolo A. Di Martino (Italian) - Director

Corporate Executives

Mallam Aliyu Dikko - Ag. Managing Director / CEO
Mr. Offong Ambah - Executive Director, Investment Bank
Alhaji Yunusa K. Ojo - Executive Director, Transaction Bank
Alhaji Bello Garba - Executive Director, Retail Bank
Mr. Godwin Ize-Iyamu - Ag. Head, Wholesale Bank
Mr. Peter Longe - Ag. Head, Corporate Services

Registered Office

UBA House
57 Marina, Lagos

Registrar & Transfer Office

UBA Securities Limited

Subsidiaries

UBA Capital & Trust Limited
22B Idowu Taylor Street, Victoria Island, Lagos
Tomi Soyode - Ag. Managing Director

UBA Securities Limited
Raymond House
97/105 Broad Street, Lagos
Ben Nwaroh - Managing Director

Auditors

Akintola Williams Deloitte & Touche
Chartered Accountants

Chairman's Statement



The last financial year was a challenging but very rewarding year for your Bank. I am delighted that we were able to respond to heightening competition, persisting regulation of interest rates and generally weak national economic growth with a 38% increase in group profit after taxation.

Clearly, initiatives in recent years focusing upon our retail banking strength and aggressively pursuing significant share of select wholesale markets e.g. oil & gas are paying off. We are encouraged by independent assessments of progress in our capability to deliver the products and services which customers want, but acknowledge that there is still much to be done. The opportunities for value creation that still exist in our industry are immense and we are determined to convert and appropriate as much as possible for the benefit of our stakeholders.

Compliance with the guidelines of the new Capital Accord (Basel II) poses new challenges for the banking industry in Nigeria. However I am pleased to report that we have firmly grasped the nettle, with determination to establish and implement first class risk management processes. The benefits are manifesting in significant improvements to the quality of risk assets and a reduction in operational risk issues.

Our refreshed logo has reinvigorated the franchise and promises plenty of vitality and much future reward. Overwhelmingly, reaction to our new colours has been warm and highly appreciative. Commentators endorse the timeliness of the change yet support our determination to remain indelibly associated in the minds of the discerning public as "the wise peoples' bank". Even as we make steady progress in expanding our branch network, our 'look and feel' concept in consonance with our branding and brand development is transforming the

aesthetics and personal experience of transacting business in and with UBA. We also made steady progress in the area of automation, centralisation and redesign of our processes. A total of one hundred and seventy six of our branches (176) are currently on-line, 97 of which are on-line real time.

There were significant changes in the management of the Bank during the year. The Board of Directors welcomed Mr. Alessandro Deodato (Italian) to its service and I was honoured to step-up in replacement of our erstwhile Chairman. The organisation owes a huge debt of gratitude to Mr. Hakeem Belo-Osagie for his invaluable contribution in moulding ours into a modern, first class financial institution.

I wish to extend my appreciation to both Mallam Abba Kyari, our previous Vice-Chairman and Mrs. Mairo Bashir, who joined the Board as Executive Director, Corporate Services, both of whom left the service of the organisation in the course of the year. I thank Mr. Arnold Ekpe our previous Managing Director/Chief Executive Officer for his efforts and congratulate Mallam Aliyu Dikko for his nomination to succeed Mr. Ekpe at the helm of affairs.

On behalf of the Board and all employees of the organisation, I wish to express my sincere gratitude to all stakeholders for their unqualified support. As we enter another financial year, I pledge on behalf of management and staff to harness the strength, vibrancy and dynamism of this thoroughbred of the Nigerian financial services industry for even more growth, profitability and all round productivity. I also wish to assure you that although the banking industry is presently facing some challenges arising from the Central Bank of Nigeria's policy for banks to increase their capital base, your bank is well positioned to overcome the challenge.

***Kayode Sofola,** SAN*
Chairman

“progress in expanding our branch network, our 'look and feel' concept in consonance with our branding and brand development is transforming the aesthetics and personal experience of transacting business in and with UBA.”

Board of Directors



Kayode Sofola, *SAN*
Chairman of the Board of Directors since March 2004. Principal Partner, Kayode Sofola Chambers. Made Senior Advocate of Nigeria in 1995. On the board of several companies.



Aliyu Dikko
Ag. Chief Executive Officer since February 2004. Appointed Deputy Managing Director December 2003 Former Executive Director, Investment Bank. Was General Manager, Public Sector. Former Senior Executive of Urban Development Bank of Nigeria.



Igwe Alex Nwokedi, *OON*
Director since 1994 Fellow, Nigerian Institute of Public Relations. Was General Manager, Group Public Affairs at the Nigerian National Petroleum Corporation and Press Secretary to the Head of State in the 1970s.



Junaid Dikko
Director since 2000. Petroleum and Telecommunications Consultant. Currently Managing Director of United Telesys Limited. On the board of several companies.



T. Asuquo John
Director since 1994. Currently Chief Executive of Hydropec Engineering Services Limited. Former Group Chief Executive of Nigerian National Petroleum Corporation.



Victor Odozi
Director since 1999. Former Deputy Governor of Central Bank of Nigeria. Served on the Boards of the Nigerian Industrial Development Bank and the African Export-Import Bank. Fellow, Chartered Institute of Bankers of Nigeria.



Offong Ambah
Director since 2002. Executive Director, Investment Bank. Former Managing Director of Ecobank Liberia. Fellow of the Nigeria Institute of Stockbrokers.



Khalid Al-Mansour
Director since 1998. Attorney at Law, Investment Banker. Co-founder of the international law firm of Al-Waleed, Al-Talal and Al-Mansour. On the board of several companies.

Board of Directors



Jean Herskovits
Director since 1998.
Professor of History at the State University of New York at Purchase.
Consultant to major international organisations.
Member, ConocoPhillips Nigeria Advisory Council.



Yunusa K. Ojo
Director since 2003.
Executive Director, Transaction Bank.
Was Deputy General Manager/Head, Service Management Division and later, Head, Operations and Process Sector.



Mustapha Abdulkadir
Director since 1997.
Director of several companies.
Former Senior Executive of National Electric Power Authority.



William James
Director since 1998.
Chairman of Citizen's Capital LLC, an international investment firm.
Director of several companies.



Bello Garba
Director since 2003.
Executive Director, Retail Bank.
Was Assistant General Manager/ Group Head, Public Sector Institutions and later Deputy General Manager, Parastatals and Nigeria National Petroleum Corporation and its subsidiaries. Former Acting Controller of Finance, Nigeria Television Authority Zonal headquarters, Kaduna.



Willy L. Kroeger
Director since 1996.
Deutsche Bank AG. Director Corporate and Investment Bank/ Global Trade Finance West Africa.



Alessandro Deodato
Director since August 2003
Banker/Lawyer
Portfolio Manager of Italian and Foreign subsidiaries, Banca Nazionale del Lavoro (BNL)S.P.A., Rome

The Directors present their report together with the audited financial statements of the Group for the year ended 31st March, 2004.

1. Results

	=N='m	=N='m
Profit for the year after taxation		4,525
Less: Appropriations:		
Statutory Reserve	(679)	
Small Scale Industries Reserve	(561)	
Bonus Issue Reserve	(255)	
General Reserve	(1,500)	
Dividend Proposed	(1,530)	(4,525)
Unappropriated profit carried forward		-

2. Legal Form

The Bank was incorporated in Nigeria as a limited liability company on 23rd February, 1961 under the Companies Ordinance (Cap 37) 1922. It took over the assets and liabilities of the British and French Bank Limited which had carried on banking business in Nigeria since 1949. The Bank's shares are currently quoted on the Nigerian Stock Exchange.

3. Major Activities

The Company is engaged in the business of banking and provides corporate, commercial, consumer and international banking, trade services, cash management, treasury and capital market services and products. Trust services, pension management and administration, as well as asset management services are provided through a subsidiary company, UBA Capital and Trust Ltd (previously UBA Trustees Ltd). Stockbroking, issuing house, underwriting, security registration and custodial services are provided through UBA Securities Ltd, another subsidiary.

4. Directors

i. The names of the present Directors are shown on page 6-7

ii Since the last Annual General Meeting, Mr Hakeem Belo-Osagie and Mallam Abba Kyari have disengaged from the Board.

iii Mr. Alessandro Deodato and Mrs. Mairo Bashir were appointed Directors during the period. Mrs. Bashir however disengaged from the Board. In accordance with Article 76 of the Bank's Articles of Association, Mr. Deodato will retire at the Annual General Meeting and being eligible, offers himself for election.

Iv. In accordance with Article 101 of the Bank's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are:

- Mr. Willy Kroeger
- Prof. Jean Herskovits
- Mr. William James
- Alhaji Mustapha Abdulkadir

All being eligible, they offer themselves for re-election.

5. **Directors' Responsibilities**

The Directors are responsible for the preparation of the financial statements which give a true and fair view of the state of affairs of the Bank and of the profit or loss for that period and comply with the provisions of the Companies and Allied Matters Act, 1990 and the Banks and Other Financial Institutions Act, 1991. In so doing they ensure that:

- proper accounting records are maintained;
- applicable accounting standards are followed;
- suitable accounting policies are adopted and consistently applied;
- judgements and estimates made are reasonable and prudent;
- the going concern basis is used, unless it is inappropriate to presume that the Bank will continue in business; and
- internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets of the Bank and prevent and detect fraud and other irregularities.

6. **Directors' Interests**

The interests of the Directors in the issued share capital of the Bank are recorded in the Register of Directors' Shareholdings as at 31st March, 2004 as follows:

	2004	**2003**
Mr. Kayode Sofola, SAN	361,248*	361,248*
Mallam Aliyu Dikko	820,181	765,000
Mr. Offong Ambah	115,000	15,000
Alhaji Yunusa K. Ojo	106,170	56,170
Alhaji Bello Garba	19,125	19,125
Dr. Thomas A. John	2,977,966	2,977,966
Igwe Alex Nwokedi, OON	255,000	255,000
Alhaji Mustapha Abdulkadir	1,402,500	1,402,500
Mr. Victor Odozi	30,000	30,000
Mr. William James	84,164,257+*	145,350,000+*

* **Indirect holding**
+ **GDRs**

There have been no changes in the Directors' shareholding since 31st March, 2004, other than the shareholding of Mr. Williams James which reduced to 81,614,000 with the sale of 2,550,257 shares in April 2004.

7. Substantial Interests in Shares

The ordinary shares of the Bank as at 31st March, 2004 were held as follows:

	Ordinary Shares of 50k each			
	2004 Number of shares held	%	2003 Number of shares held	%
Nigerian Citizens and Associations	1,475,268,544	57.85	1,313,035,738	51.49
*Stanbic Nominees Nigeria Limited	837,581,456	32.85	999,814,262	39.21
+Bankers International Corp, USA.	114,750,000	4.50	114,750,000	4.50
Banca Nazionale del Lavoro, Italy	61,200,000	2.40	61,200,000	2.40
Monte dei Paschi di Siena, Italy	61,200,000	2.40	61,200,000	2.40
	2,550,000,000	100.00	2,550,000,000	100.00

* **Of this number, Stanbic Nominees Nigeria Limited holds 700,972,400 units (27.49%) as Custodian under the Bank's GDR Programme.**

\+ **Bankers International Corporation is a member of the Deutsche Bank Group.**

No shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the called up share capital of the Bank as at 31st March, 2004.

8. Statistical Analysis of Shareholdings

Range of Shareholdings	Number of Shareholders	Number of Shares held	% of Shareholding
1 - 500	5,319	1,439,692	0.06
501 - 1,000	5,018	3,965,068	0.16
1,001 - 5,000	28,655	69,280,124	2.72
5,001 - 50,000	21,283	301,793,594	11.83
50,001 - 100,000	1,738	118,655,114	4.65
100,001 - 500,000	1,454	302,580,623	11.87
500,001 - 1,000,000	154	106,112,538	4.16
1,000,001 - 50,000,000	137	504,081,793	19.77
50,000,001 - 100,000,000	3	189,759,998	7.44
Above 100,000,000	2	952,331,456	37.34
	63,763	2,550,000,000	100.00

9. Donations

Donations made during the year amounted to N 59,023,859.03 details of which are shown below. No donation was made to any political organisation.

NAME OF BENEFICIARY	AMOUNT (N)
Bayero University Kano (Centre for Democratic Research & Training)	463,963.34
Benin Central Mosque (Donation Towards Building of Mosque)	1,000,000.00
Calabar Museum & Monument (Calabar Archaeology Project)	1,000,000.00
Capital Markets Correspondent's Asso. of Nigeria (Sponsorship of Formal Inauguration of Executives)	20,000.00
Capital Markets Correspondents Association of Nigeria (Sponsorship of Training Programme)	50,000,00
Care Organisation Public Enlightenment (COPE) (Breast Cancer Awareness) Campaign	5,000,000.00
Chartered Institute of Bankers of Nigeria (Donation towards ACIB Graduates Induction)	100,000.00
Collective Artists (Sponsorship of Play, "Things Fall Apart")	250,000,00
Department of Obstetrics & Gynaecology (LUTH) (Training of Doctors in three States)	7,000,000.00
Dr. A. Sikuade (Sponsorship of play for CHOGM)	100,000.00
Federal Ministry of Works (Computers for Salary Payment System)	1,007,055.00
Federal University of Technology Owerri (Endowment Fund)	325,651.47
Financial Correspondents Association of Nigeria (Sponsorship of AGM/Election)	25,000.00
Financial Services Regulation Coordinating Committee (Donation in Aid of Workshop)	200,000.00
Gede Foundation (Support of Foundation)	5,000,000.00
Gidauniyar Alheri (Launching of Gidauniyar Alheri Ent. & Dev. Centre, Kano)	100,000.00
Harvard Business School (Sponsorship of Conference)	1,005,000.00
His Royal Majesty Oba of Lagos (Assistance Towards Palace Renovation)	5,000,000.00
Intermarc Consulting Limited (Participation & Sponsorship of Smartcard Expo 2003)	250,000.00
Kaduna Flood Victims (Donation to Kaduna Flood Victims)	1,000,000.00
Lagos Business School (Donation Towards Building Project)	10,000,000.00
Lagos Coral Junior Chamber (Sponsorship of Summit of Nigeria Young Entrepreneur)	50,000.00
Lagos Polo Club (Sponsorship of 2004 Polo Tournament)	100,000.00
Massey Street Children's Hospital (Sponsorship of Christmas Party)	50,000.00
Ministry of the Federal Capital Territory (CHOGM Billboard)	2,500,000.00
Miss Pamela Solomon (Donation Towards Medical Treatment)	100,000.00
News Agency of Nigeria Correspondent (Sponsorship of IMF/World Bank Summit)	260,000.00
Nigeria Red cross (First Aid Manual Assistance)	941,560.00
NUJ Ogun State Council (Sponsorship of Press Week)	50,000.00
Office of the Director General Budget Office (Capacity Building Support)	6,663,320.00
Ogun State University (Computer & Printers)	788,969.74
Olumegbon Family (Donation Towards Eyo Festival)	100,000.00
Queen's College Yaba 1970 - 74/76 (Donation in Aid of Visually Impaired Students)	50,000.00
St. Joseph's Catholic Church (Endowment Launch)	100,000.00
St. Maria Goretti Old Girls Association (Sponsorship of 4th National Convention & Annual Dinner)	100,000.00
The Nigerian Economic Summit (Sponsorship of10th Annual Summit)	750,000.00
University of Benin - Endowment Fund	1,894,350.00
University of Benin (Supply of Computer Accessories)	1,162,052.96
University of Benin Teaching Hospital (10 Zinox Machines & 2HP)	1,166,095.46
Venture Capital Conference (Sponsorship of Conference)	250,000.00
Women in Management & Business (Sponsorship of Annual Conference)	1,000,000.00
OTHERS	2,050,841.06
Total	**59,023,859.03**

10. Acquisition of Own Shares

The Bank did not purchase any of its own shares during the year.

11. Fixed Assets

Movements in fixed assets during the year are shown on page 31 in the opinion of the Directors, the market value of the Bank's properties is not less than the value shown in the Accounts.

12. Employment and Employees

I. **Employment of the Physically Challenged**

It is the policy of the Bank that there should be no discrimination in considering applications for employment including those from physically challenged persons. All employees whether or not physically challenged are given equal opportunities to develop. As at 31st March, 2004, there were eighteen (18) physically challenged persons in the employment of the Bank.

ii. **Health, Safety at Work and Welfare of Employees**

Health and Safety regulations are in force within the Bank's premises and employees are aware of existing regulations. The Bank provides subsidies to all levels of employees for medical expenses, transportation, housing, lunch, etc.

iii. **Employee Involvement and Training**

The Bank is committed to keeping employees fully informed as much as possible regarding the Bank's performance and progress and seeking their opinion where practicable on matters which particularly affect them as employees.

Training is carried out at various levels through both in-house and external courses and 3,079 staff benefited from such courses in the year under review. Incentive schemes designed to encourage the involvement of employees in the Bank's performance are implemented whenever appropriate.

13. Post-Balance Sheet Events

There are no post balance sheet events which could have had a material effect on the financial state of affairs of the Bank as at 31st March, 2004 and the profit for the year ended on that date.

14. Audit Committee

Pursuant to Section 359(3) of the Companies and Allied Matters Act No. 1 of 1990, the Bank has an Audit Committee comprising three Directors and three shareholders as follows:

1.	Mr. Jene Princewill	-	Chairman
2.	Alhaji Alkassim Umar	-	Member
3.	Mr. Dan Agbor	-	Member
4.	Alhaji M. A. Abdulkadir	-	Member
5.	Mr. Victor Odozi	-	Member
6.	Dr. T. Asuquo John	-	Member

The functions of the Audit Committee are as laid down in Section 359(6) of the Companies and Allied Matters Act of 1990.

15. Auditors

In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte & Touche have indicated their willingness to continue in office as Auditors of the Bank. A resolution will be proposed authorising the Directors to determine their remuneration.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos.

31st May, 2004



Financial Review

UBA delivered a more stable and sustainable earning which is attributable to the underlying strength of our core business, management initiatives, the ability of our employees and regaining market confidence. The Bank has achieved strong results in 2004 to continue the track record of consistent improvement in efficiency. Consequently, the Group Profit After Tax increased by N1.245 billion or 38% from N3.3 billion in 2003 to N4.5 billion in 2004.

UBA's financial performance reflects the Bank's commitment to improve performance despite a challenging environment and increased pressure on lending margins and low macro economic growth during the year. Hence, against a rather flat gross revenues of N25 billion (up from N24 billion in 2003), Profit Before Tax increased by 17% from N5.1 billion to N6 billion reflecting our objective to drive efficiency and shareholder value and not just growth in size. The total assets of the Group recorded marginal growth from N204 billion to N212 billion. Our operating cost increased by 20% mainly as a result of cost associated with branch transformation and branches converted to our Flex-Cube core banking software. The cost increases are also partly accounted for by the high inflation rate in the economy, especially as a result of several increases in petroleum prices during the year. The cost of funds reduced by 15%, a reflection of the increased low cost liability generated during the year. The substantial decline in our loan and operational risk losses from N3.2 billion in 2003 to N0.761 billion in 2004 is a result of progress made on the key initiatives of transforming our risk management process in preparation for full compliance with Basle II Accord. The total deposit base of the Bank increased from N142 billion to N152 billion, while risk assets increased by 22% from N46 billion to N56 billion. The earnings per share increased by 38% from N1.29 to N1.77 and return on average assets increased by 23% from 1.6% to 2.0%.

The benefit of the improved financial performance of the Bank is reflected on the significant increases in the wealth created for our shareholders from a dividend of 45 kobo in 2003 to 60 kobo per 50 kobo share in 2004 (an increase of 33%) and a bonus of 1 for 5.

Developments During The Year

The overall performance of the Bank during the year reflected the combined effort of all the components and segments of the Bank.

The Head Office Group comprising of the office of the Managing Director/Chief Executive Officer and seven policy and strategy units continued its focus on strategy and policy formulation, risk management and controls, legal and regulatory compliance, as well as financial control, performance management and UBA brand management.

During the year, initiatives aimed at enhancing our risk management processes were aggressively pursued, while ongoing process automation resulted in significant improvement in our risk asset quality, leading to a tremendous reduction in average monthly loan loss expense.

Similarly, our rebranding initiative and the deployment of the new branch format to several branches across the country increased the visibility and top- of- the- mind recall of the brand.

The Retail Banking Group is the arm of the Bank that focuses on generation of core, stable and low priced liabilities through growing our retail savings and current accounts as well as effectively participating in the middle level consumer market. Other areas the Group also directed its attention were drastic cutting of operational costs and systematic expansion of our branch network so as not only to bring our banking services to the doors of our customers but also serve them better.

Our Branch Transformation initiative, which started last year and designed to bring about a change in our branches' physical outlook and make them more customer friendly continued in this financial year. The initiative incorporates the re-formation of staff through training on improved customer services attitude. About 50 branches were converted and many more are in progress. Also 5 new branches were opened in this financial year and about 18 have been completed, ready to be opened.

Our mass-market consumer finance products initiatives continue to enjoy greater patronage through the credit offerings to customers.

New products that avail greater appeal to the retail customer, including UBA **'Save Plus'**, will join the existing initiatives of the Retail Group by the 2nd quarter of the financial year 2004/2005.

The Wholesale Banking Group is the arm of the Bank that manages the relationship of commercial, corporate and public sector customers of the Bank.

During the year, the Group supported ventures ranging from providing funding for industries and Government agencies to supporting the energy industry in the importation of oil products and the development of Liquified Natural Gas (LNG) projects.

We have continued to play a major role in the emergent telecommunications and power industry, in addition to servicing our traditional relationships with multinationals in the middle market.

Our expanded retail presence, capacity to service medium and major industrial customers and long experience in public sector banking partnership will continue to provide the basis for our increasing and continued relevance to our customers.

The Investment Banking Group is comprised of five strategic business units, namely, *Treasury & Financial Institution (FIs), International, Investment Management, Capital Markets and Multilaterals.* ***Treasury & FIs*** is responsible for balance sheet management, foreign exchange trading, asset securitisation and the bank's domestic correspondent banking relationships. ***International*** Sector includes the foreign branches and provides international correspondent banking services to local banks. ***Multilaterals*** manages the banks relationships with multilateral, bilateral and international donor agencies. It also sources funds from international capital providers, such as development banks, for on lending to local beneficiaries. ***Investment Management*** provides trusts, funds management and pension services to institutional and individual investors through a wholly owned subsidiary UBA Capital & Trust Limited. ***Capital Markets*** provides securities issuing, underwriting and trading services through a wholly owned subsidiary, UBA Securities Limited.

The Transaction Bank Group is responsible for providing the processing and technology platform for transactions across the network. Our automation, centralisation and re-design of processes initiatives gathered momentum during the year. One hundred and sixty [160] branches including our Head Office have been converted to our core operating software, FlexCube, thereby improving significantly, our processing efficiency.

Our target is to complete conversion of all our branches by the 3rd quarter of the next financial year.

Our Information and Communication Technology Sector continued to ensure stable network performance to reduce downtime occurrences and service disruptions in our branches.

In order to de-congest our branches for efficient service delivery, we have embarked on deployment of Automated Teller Machines [ATMs] to branches and cash agencies. The patronage has been very encouraging and in fact activities on our ATMs are the highest in the country, about four times higher than the industry average. We shall therefore continue the deployment in the next financial year.

Our targets for the next financial year include the pursuit to fruition of our centralisation, standardisation, re-designing, automation as well as rationalisation of our processes, in order to achieve optimum efficiency. We also intend to keep to the barest minimum all non-income earning assets that deplete our profit as a result of huge prudential provisions.

Regulation and Supervision
UBA Plc is regulated and supervised by the Central Bank of Nigeria and the Nigeria Deposit insurance Corporation. Certain aspects of the Bank's activities are also regulated by the Nigeria Drug Law Enforcement Agency, the Securities & Exchange Commission and the Economic and Financial Crimes Commission.

Inflation and Currency Movement
As a financial institution, UBA holds assets that are predominantly monetary in nature. The impact of inflation and exchange rate movements on financial institutions is significantly different from companies that have a high proportion of fixed assets. During periods of inflation and/or currency devaluation, monetary assets lose value in terms of purchasing power whilst fixed assets may remain unaffected.

UBA's assets and earnings are predominantly generated in Nigeria. The Nigerian currency has experienced a long period of devalution, which means that UBA's assets and earnings are exposed to significant devaluation. UBA's offshore presence means that it generates foreign currency earnings and hold assets in foreign currency, which serve to reduce the impact of the devaluation on the local currency.

Corporate Governance
The affairs of the Bank are administered by a Board of directors comprising a non-executive Chairman and 14 other directors of whom 4 are executive including the Managing Director and Chief Executive Officer.

The Board meets at least 4 times a year to conduct the affairs of the Bank. In addition, the Board currently has 6 committees to consider in more detail, various aspects of the Board's responsibilities:

- **The Finance and General Purpose Committee** recommends strategic initiatives to the Board and reviews human resource deployment at the more senior levels of the Bank.
- **The Ethics and Corporate Governance Committee** ensures best practice in corporate governance, ethics and compliance with all applicable laws and regulations.
- **The Executive Management Committee** ensures implementation of strategy and operational management of the Bank.
- **The Government and Public Affairs Committee** ensures good relationship with the general public and stakeholders.
- **The Nomination and Evaluation Committee** reviews executive performance, compensation and succession planning.
- **The Risk Management Committee** considers and approves the credit and risk management policies of the Bank.

Graphs showing financial performance


PROFITABILITY
N'BILLION
0
1
2
3
4
5
6
7
2000
2001
2002
2003
2004
PROFIT BEFORE TAX
PROFIT AFTER TAX


OPERATING COST/INCOME RATIO
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004

Graphs showing financial performance (cont'd)


EARNING PER SHARE (N)
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2000
2001
2002
2003
2004


RETURN ON ASSETS (PAT/TOTAL ASSETS)
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2000
2001
2002
2003
2004

Graphs showing financial performance (cont'd)


RETURN ON EQUITY
50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004


CAPITAL BASE
N'BILLION
35
30
25
20
15
10
5
-
2000
2001
2002
2003
2004
MARKET CAPITALIZATION
SHAREHOLDERS' FUND

In accordance with the provisions of Section 359 (6) of the Companies and Allied Matters Act l990, we confirm that we have seen the audit plan & scope, and the Management Letter on the audit of the accounts of the Bank and the responses.

In our opinion, the plan & scope of the audit for the year ended 31st March, 2004 were adequate. We have reviewed the Auditors' findings and we are satisfied with the Management responses thereon.

We also confirm that the accounting and reporting policies of the Bank are in accordance with legal requirements and ethical practices.

We have complied with the provisions of the Central Bank of Nigeria circular BSD/1/2004 dated February 18, 2004 on "Disclosure of Insider-Related Credits in Financial Statements" and hereby confirm that all insider-related credits, as defined by the CBN circular, are performing.

MR. JENE PRINCEWILL
CHAIRMAN
AUDIT COMMITTEE

Members of the Audit Committee

l.	Mr. Jene Princewill	-	Chairman
2.	Mr. Dan Agbor	-	Member
3.	Alhaji Alkassim Umar	-	Member
4.	Alhaji Mustapha Abdulkadir	-	Member
5.	Mr. Victor Odozi	-	Member
6.	Dr. J. Asuquo John	-	Member

Dated this 1st day of June, 2004

Report of the Auditors
To The Members Of United Bank For Africa Plc

We have audited the financial statements of United Bank for Africa Plc as at 31 March 2004 set out on pages 24 to 45 which have been prepared on the basis of the accounting policies set out on pages 22 and 23.

Respective Responsibilities of Directors and Auditors
In accordance with the Companies and Allied Matters Act, 1990, the Bank's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of Opinion
We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Bank's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit and have received proper returns from branches not visited by us. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

An analysis of insider related credits as required by the Central Bank of Nigeria is as set out on note 29 in accordance with circular BSD/1/2004.

Contravention
During the year, the Bank contravened some sections of the Banks and Other Financial Institutions Act 1991. The particulars thereof and penalties paid thereon are as set out in note 23 to the financial statements.

Opinion
In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31 March 2004 and of the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte Touche

Chartered Accountants
Lagos, Nigeria
11 May, 2004

349613

A summary of the principal accounting policies, applied consistently throughout the current and previous years, is set out below:

1. BASIS OF ACCOUNTING

The financial statements are prepared under the historical cost convention and in accordance with the provisions of the Statement of Accounting Standard for Banks and Non-Bank Financial Institutions (SAS 10) issued by the Nigerian Accounting Standard Board.

2. BASIS OF CONSOLIDATION

The Group financial statements include the financial statements of the Bank and its wholly owned subsidiary, UBA Capital and Trust Limited, for the year ended 31 March, 2004.

3. LOANS AND ADVANCES

Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customers' account. Specific provisions are made against bad and doubtful debts for which principal and/or interest repayments are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. A 1% general provision is made on performing loans and advances.

4. INCOME RECOGNITION

i Interest income is recognised on accrual basis. Interest overdue for more than 90 days is suspended and recognised on cash basis only.
ii Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.
iii Non credit related fee income is recognised at the time the service or the related transactions are effected.

5. ADVANCES UNDER FINANCE LEASES

Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognised in a manner which provides a constant yield on the outstanding principal over the lease term.

6. FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write-off the cost of each asset over its estimated useful life, at the following annual rates:

1.	Leasehold land	over the period of the lease
2.	Leasehold building	2.5%
3.	Motor vehicle	25%
4.	Other fixed assets	5% to 25%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

7. **FOREIGN CURRENCY ITEMS**

i Foreign currencies are converted to Naira at the rate of exchange ruling at the dates of the transactions. Assets and liabilities are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit and loss on exchange is taken to the profit or loss account.

ii The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to Exchange Difference Reserve Account.

8. **INVESTMENTS**

Investments are stated at cost. It is the Bank's policy to hold its investments till maturity. However, provision is made in these financial statements for dimunition in value of investments which are doubtful of full realisation.

9. **TAXATION**

Income tax payable is provided on taxable profits at the current rate.

Deferred tax is provided for all significant timing differences arising in the recognising of expenditure for accounting and taxation purposes. The provision is calculated at the ruling tax rate at the balance sheet date.

10. **STAFF PENSION SCHEME CONTRIBUTION**

The Bank operates a defined contribution scheme for its employees. The scheme which is funded by contributions from employees and the Bank, is independent of the Bank's finances and is managed by a Board of Trustees.



Balance Sheet
As At 31 March

	NOTES	GROUP 2004 N million	GROUP 2003 N million	COMPANY 2004 N million	COMPANY 2003 N million
USE OF FUNDS					
Cash and Short Term Funds	1	**90,209**	92,999	**89,820**	92,615
Government Securities	2	**40,497**	31,448	**40,497**	30,490
Investments	3	**3,460**	2,173	**2,387**	2,049
Loans and Advances	4	**56,136**	46,076	**56,136**	46,076
Other Assets	5	**15,343**	25,579	**13,603**	24,176
Fixed Assets	6	**6,379**	5,596	**6,363**	5,589
		212,024	203,871	**208,806**	200,995
LIABILITIES					
Deposit and Current Accounts	7	**151,929**	142,427	**151,929**	142,427
Other Liabilities	8	**33,700**	43,669	**32,051**	41,994
Taxation	9	**2,373**	1,990	**2,279**	1,923
Deferred Taxation	10	**1,104**	884	**1,103**	884
		189,106	188,970	**187,362**	187,228
BORROWINGS	11	**3,385**	-	**3,385**	-
CAPITAL AND RESERVES					
Called up Share Capital	12	**1,275**	1,275	**1,275**	1,275
Other Reserves	13	**18,258**	13,626	**16,784**	12,492
SHAREHOLDERS' FUNDS		**19,533**	14,901	**18,059**	13,767
		212,024	203,871	**208,806**	200,995
Acceptances, Guarantees and other Obligations for Account of Customers (And Customers' Liabilities thereon)	14	**81,719**	48,371	**81,719**	48,371

KAYODE SOFOLA, SAN ____________
ALIYU DIKKO ____________ } Directors
OFFONG AMBAH ____________

(The accompanying notes form part of these financial statements)





	NOTES	GROUP 2004 Nmillion	GROUP 2003 Nmillion	COMPANY 2004 Nmillion	COMPANY 2003 Nmillion
GROSS EARNINGS		**24,510**	24,194	**23,928**	23,720
Interest and Discount Income	15	**15,155**	15,183	**15,155**	15,183
Interest Expense	16	**(3,107)**	(3,676)	**(3,107)**	(3,676)
		12,048	11,507	**12,048**	11,507
Loan Loss and Other Provision	4.4	**(761)**	(3,205)	**(761)**	(3,205)
Net Interest Margin		**11,287**	8,302	**11,287**	8,302
Other Banking Income	17	**9,355**	9,011	**8,773**	8,537
		20,642	17,313	**20,060**	16,839
Depreciation	6	**(1,360)**	(1,150)	**(1,353)**	(1,143)
Other Operating Expenses	20	**(13,272)**	(11,035)	**(13,099)**	(10,880)
PROFIT BEFORE TAXATION		**6,010**	5,128	**5,608**	4,816
Income tax	9.1	**(1,265)**	(1,328)	**(1,204)**	(1,307)
Deferred taxation	9.1	**(220)**	(520)	**(219)**	(520)
PROFIT AFTER TAXATION		**4,525**	3,280	**4,185**	2,989
APPROPRIATIONS:					
Statutory Reserve	13	**679**	492	**628**	448
Small Scale Industries Reserve	13	**561**	482	**561**	482
Bonus Issue Reserve	13	**255**	-	**255**	-
General Reserve	13	**1,500**	1,158	**1,211**	911
Dividend - Proposed	21	**1,530**	1,148	**1,530**	1,148
		4,525	3,280	**4,185**	2,989
PER 50K SHARE (NAIRA):					
Earnings Per Share		**1.77**	1.29	**1.64**	1.17
Dividend Per Share		**0.60**	0.45	**0.60**	0.45

(The accompanying notes form part of these financial statements)





Statement Of Cash Flows
For The Year Ended 31 March

	GROUP		COMPANY	
	2004	2003	2004	2003
	Nmillion	Nmillion	Nmillion	Nmillion
CASH FLOWS FROM OPERATING ACTIVITIES:				
OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL:				
Gross earnings	**24,510**	24,194	**23,928**	23,720
Interest expenses	**(3,107)**	(3,676)	**(3,107)**	(3,676)
Provision on doubtful debts	**(761)**	(3,205)	**(761)**	(3,205)
Payment to employees and suppliers	**(13,272)**	(11,035)	**(13,099)**	(10,880)
Profit on sale of fixed assets	**109**	18	**109**	18
	7,261	6,296	**6,852**	5,977
WORKING CAPITAL CHANGES:				
Increase in deposit & current accounts	**9,502**	10,561	**9,502**	10,561
Decrease in other liabilities	**(10,351)**	(9,531)	**(10,325)**	(10,613)
Increase in borrowing	**3,385**	-	**3,385**	-
(Decrease)/increase in exchange reserves	**1,637**	2,144	**1,637**	2,144
Increase in loans and advances	**(10,060)**	(5,941)	**(10,060)**	(5,941)
Decrease/(increase) in other assets	**10,236**	(8,972)	**10,573**	(8,516)
CASH GENERATED FROM OPERATIONS	**11,610**	(5,443)	**11,564**	(6,388)
Taxation paid	**(883)**	(681)	**(848)**	(649)
NET CASH FLOW FROM OPERATING ACTIVITIES	**10,727**	(6,124)	**10,716**	(7,037)
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Exchange difference on fixed assets	**(4)**	(7)	**(4)**	(7)
Purchase of fixed assets	**(2,235)**	(1,949)	**(2,220)**	(1,949)
Prior year adjustment	**-**	(2)	**-**	-
Purchase of investment	**(1,287)**	(1,155)	**(338)**	(1,030)
Proceeds of sale of fixed assets	**206**	50	**206**	50
CASH USED IN INVESTING ACTIVITIES	**(3,320)**	(3,063)	**(2,356)**	(2,936)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Purchase of treasury	**(9,049)**	(1,180)	**(10,007)**	(222)
Dividend paid	**(1,148)**	(504)	**(1,148)**	(504)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:	**(10,197)**	(1,684)	**(11,155)**	(726)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(2,790)**	(10,871)	**(2,795)**	(10,699)
Opening cash and cash equivalents	**92,999**	103,870	**92,615**	103,314
CLOSING CASH AND CASH EQUIVALENTS (note 1)	**90,209**	92,999	**89,820**	92,615





	GROUP 2004 Nmillion	GROUP 2003 Nmillion	COMPANY 2004 Nmillion	COMPANY 2003 Nmillion
1. CASH AND SHORT-TERM FUNDS				
.1 Cash and short-term funds comprise:				
Cash	**2,908**	3,074	**2,908**	3,074
Balances with, and cheques in course of of collection on other banks:				
* In Nigeria	**4,551**	5,055	**4,551**	4,671
* Abroad	**25,666**	22,275	**25,666**	22,275
Money at call with banks:				
* In Nigeria	**4,914**	10,741	**4,525**	10,741
* Abroad	**44,382**	41,144	**44,382**	41,144
	82,421	82,289	**82,032**	81,905
Provision for Interbank placement	**-**	(19)	**-**	(19)
	82,421	82,270	**82,032**	81,886
.2 Cash reserve deposit				
Balance at beginning of the year	**10,729**	9,154	**10,729**	9,154
(Release)/additions during the year	**(2,941)**	1,575	**(2,941)**	1,575
Balance as at 31 March	**7,788**	10,729	**7,788**	10,729
Total cash and short term funds	**90,209**	92,999	**89,820**	92,615

Included in bank and cash balances outside Nigeria, is the Naira value of foreign currencies held on behalf of customers in various foreign accounts amounting to N15,471 million (2003: N1,248 million). The corresponding liability for this amount is included in Other Liabilities (see note 8).

	GROUP 2004 Nmillion	GROUP 2003 Nmillion	COMPANY 2004 Nmillion	COMPANY 2003 Nmillion
2. GOVERNMENT SECURITIES				
* Nigerian government treasury bills	**35,497**	31,448	**35,497**	30,490
* 1st FGN Bond	**5,000**	-	**5,000**	-
	40,497	31,448	**40,497**	30,490





		GROUP		COMPANY	
	2004	2003	2004	2003	
		Nmillion	Nmillion	Nmillion	Nmillion
3. INVESTMENTS					
.1 Investment in wholly owned subsidiary					
UBA Capital & Trust Limited		**0**	0	**3**	3
.2 Quoted investments	**Status**				
P.Z Industries Plc	Floating Debenture	**5**	6	**5**	6
(Market value - N6,563,000 (2003: N6,563,000))					
UTC Nigeria Plc	Floating Debenture	**-**	1	**-**	1
(Market value - NIL (2003: N1,200,000))					
CFAO Nigeria Plc	Floating Debenture	**4**	12	**4**	12
(Market value - N19,615,000 (2003: N19,615,000))					
Nigeria International Debt Fund	Govt. Debt Certificate	**309**	308	**309**	308
(Market value - N285,007,756 (2003: N306,792,315))					
Total Quoted		**318**	327	**318**	327
Provisions for dimunition in value		**(1)**	(1)	**(1)**	(1)
		317	326	**317**	326
.3 Other investments					
ATM Consortium	Equity	**59**	-	**59**	-
Smart Card Nigeria Ltd	Equity	**47**	36	**47**	36
Nigeria Agric. Insurance Co. Ltd.	Equity	**-**	1	**-**	1
Africa Export - Import Bank	Equity	**11**	11	**11**	11
Central Securities Clearing System Ltd.	Equity	**1**	1	**1**	1
Nigeria Automated Clearing	Equity	**27**	27	**27**	27
Investment in UBA mobiles	Equity	**-**	1	**-**	1
SME Investments	Equity	**93**	75	**93**	75
Vehicle Insurance Sinking Fund	Sinking Fund	**462**	405	**462**	405
Kano Development Bond	Floating Debenture	**-**	2	**-**	2
Smart Card Nigeria Ltd	Floating Debenture	**7**	7	**7**	7
Edo State Govt. Rev. Bond	Floating Debenture	**133**	200	**133**	200
Lagos State Investment Bond	Floating Debenture	**1,234**	1,000	**1,234**	1,000
		2,074	1,766	**2,074**	1,766
Provisions thereon		**(7)**	(45)	**(7)**	(45)
		2,067	1,721	**2,067**	1,721
.4 Investments of subsidiary company - **UBA Capital & Trust Limited**					
Other Investments of subsidiary company	Equity	**1,076**	126	**-**	-
		1,076	126	**-**	-
Total Net Investments		**3,460**	2,173	**2,387**	2,049



	GROUP		COMPANY	
	2004	2003	2004	2003
	Nmillion	Nmillion	Nmillion	Nmillion
4. LOANS AND ADVANCES				
.1 Loans and advances comprise:				
Secured against real estate	**7,564**	8,385	**7,564**	8,385
Otherwise secured	**34,158**	35,755	**34,158**	35,755
Unsecured	**17,133**	6,038	**17,133**	6,038
	58,855	50,178	**58,855**	50,178
Less:				
Provision under prudential guidelines (note 4.6)	**(2,719)**	(4,102)	**(2,719)**	(4,102)
	56,136	46,076	**56,136**	46,076
.2 The maturity profile of loans and advances is as follows:				
Overdrafts	**20,469**	20,490	**20,469**	20,490
1 - 3 months	**15,683**	9,207	**15,683**	9,207
3 - 6 months	**13,536**	11,108	**13,536**	11,108
6 - 12 months	**654**	3,413	**654**	3,413
Over 12 months	**8,513**	5,960	**8,513**	5,960
	58,855	50,178	**58,855**	50,178
.3 The loans and advances are classified as follows:				
Performing	**56,569**	45,932	**56,569**	45,932
Non-performing				
* Principal	**1,926**	3,398	**1,926**	3,398
* Unpaid Interest	**360**	848	**360**	848
	58,855	50,178	**58,855**	50,178

		Principal 2004	Provision 2004	Principal 2003	Provision 2003	Profit and Loss Account
		Nmillion	Nmillion	Nmillion	Nmillion	Nmillion
.4 Movement on Prudential Provision Account:						
Performing	1%	**56,569**	**566**	45,932	459	**106**
Sub-standard	10%	**64**	**6**	339	34	**(28)**
Doubtful	50%	**150**	**75**	596	298	**(223)**
Lost	100%	**4,073**	**4,073**	2,463	2,463	**1,610**
Written-off		**(2,361)**	**(2,361)**	-	-	-
		58,495	**2,359**	49,330	3,254	**1,466**





	Principal 2004 Nmillion	**Provision 2004 Nmillion**	Principal 2003 Nmillion	Provision 2003 Nmillion	**Profit and Loss Account Nmillion**
4. Loans and Advances (Cont'd)					
Balance brought forward					**1,466**
Other provisions					
S.M.E. Loans	5		5		**-**
Investments	7		46		**(39)**
Interbank placements	-		19		**(19)**
Other assets (note 5)	1,156		1,803		**(647)**
Contingencies	600		600		**-**
					761

.5 Movement in Provision for doubtful debts (note 4.1)

	GROUP		**COMPANY**	
	2004 Nmillion	**2003 Nmillion**	**2004 Nmillion**	**2003 Nmillion**
Principal:				
At 1 April 2003	**3,254**	860	**3,254**	860
Written-off during the year	**(2,361)**	-	**(2,361)**	-
	893	860	**893**	860
Provided during the year	**1,873**	2,696	**1,873**	2,696
Recovered during the year	**(407)**	(302)	**(407)**	(302)
Charge for the year (note 4.4)	**1,466**	2,394	**1,466**	2,394
At 31 March 2004	**2,359**	3,254	**2,359**	3,254
Interest:				
At 1 April 2003	**848**	156	**848**	156
Addition during the year	**307**	692	**307**	692
Written-off during the year	**(795)**	-	**(795)**	-
At 31 March 2004	**360**	848	**360**	848
Total at 31 March 2004	**2,719**	4,102	**2,719**	4,102

5. OTHER ASSETS

Payment in advance and sundry accounts	**7,641**	21,140	**5,901**	19,737
Accounts receivable	**1,817**	1,051	**1,817**	1,051
Items in transit between branches(net)	**7,041**	5,191	**7,041**	5,191
	16,499	27,382	**14,759**	25,979
Less:				
Provision under Prudential Guidelines (note 4.4.)	**(1,156)**	(1,803)	**(1,156)**	(1,803)
	15,343	25,579	**13,603**	24,176





	Land and Buildings Nmillion	Machinery, Furniture and Fittings Nmillion	Motor Vehicle Nmillion	Construction in progress Nmillion	Total Nmillion
6. FIXED ASSETS					
GROUP					
.1 Cost					
At 1 April 2003	2,641	7,134	1,287	-	**11,062**
Exchange Difference	2	10	-	-	**12**
Additions	322	1,559	138	216	**2,235**
Disposal	-	(23)	(490)	-	**(513)**
	2,965	8,680	935	216	**12,796**
Depreciation:					
At 1 April 2003	502	4,056	908	-	**5,466**
Charge for the year	75	1,151	134	-	**1,360**
Exchange Difference	1	7	-	-	**8**
On Disposals	-	(22)	(395)	-	**(417)**
	578	5,192	647	-	**6,417**
Net book value:					
At 31 March 2004	2,387	3,488	288	216	**6,379**
At 31 March 2003	2,139	3,078	379	-	**5,596**
COMPANY					
.2 Cost					
At 1 April 2003	2,641	7,086	1,270	-	**10,997**
Exchange Difference	2	10	-	-	**12**
Additions	322	1,558	124	216	**2,220**
Disposal	-	(20)	(488)	-	**(508)**
	2,965	8,634	906	216	**12,721**
Depreciation:					
At 1 April 2003	503	4,013	892	-	**5,408**
Charge for the year	75	1,148	130	-	**1,353**
Exchange Difference	1	7	-	-	**8**
On Disposals	-	(19)	(392)	-	**(411)**
	579	5,149	630	-	**6,358**
Net book value:					
At 31 March 2004	2,386	3,485	276	216	**6,363**
At 31 March 2003	2,138	3,073	378	-	**5,589**



6. Fixed Assets (Cont'd)

		2004 Nmillion	2003 Nmillion
.3	**Land and building comprise:**		
	Long-term leasehold land and buildings	**2,611**	2,287
	Short-term leasehold land and buildings	**354**	354
		2,965	2,641

.4 Exchange difference arose from the conversion of fixed assets in overseas branches at the rate of exchange ruling at 31 March 2004.

.5 **Capital commitments**
Capital expenditure authorised by the Directors and not provided for in the financial statements amounted to Nil (2003: Nil).

	GROUP		COMPANY	
	2004 Nmillion	2003 Nmillion	2004 Nmillion	2003 Nmillion
7. DEPOSIT AND CURRENT ACCOUNTS				
.1 Deposit				
i Demand				
* In Nigeria	**51,609**	54,770	**51,609**	54,770
* Abroad	**15,663**	22,234	**15,663**	22,234
	67,272	77,004	**67,272**	77,004
ii Savings	**35,215**	32,960	**35,215**	32,960
iii Time deposits				
* In Nigeria	**12,497**	6,640	**12,497**	6,640
* Abroad	**36,945**	25,823	**36,945**	25,823
	84,657	65,423	**84,657**	65,423
	151,929	142,427	**151,929**	142,427
.2 The maturity profile of Deposit liabilities is as follows:				
Under 1 month	**84,936**	103,588	**84,936**	103,588
1 - 3 months	**65,699**	35,261	**65,699**	35,261
3 - 6 months	**877**	2,839	**877**	2,839
6 - 12 months	**396**	458	**396**	458
Over 12 months	**21**	281	**21**	281
	151,929	142,427	**151,929**	142,427

.4 Due to other Banks in Nigeria includes uncleared effects and cheques for collection in favour of other banks in Nigeria.



	GROUP		COMPANY	
	2004	2003	2004	2003
	Nmillion	Nmillion	Nmillion	Nmillion
8. OTHER LIABILITIES				
Creditors, accrued charges and provisions (including accounts payable)	**16,657**	41,231	**15,008**	39,556
Customers deposits for foreign exchange	**15,471**	1,248	**15,471**	1,248
Unclaimed dividends due to Nigerian shareholers				
Dividend:				
* Unremitted	**42**	42	**42**	42
* Proposed	**1,530**	1,148	**1,530**	1,148
	33,700	43,669	**32,051**	41,994

	GROUP		COMPANY	
	2004	2003	2004	2003
	Nmillion	Nmillion	Nmillion	Nmillion
9. TAXATION PAYABLE				
.1 Per profit and loss account				
* Income tax charge	**1,096**	1,208	**1,035**	1,188
* Education tax	**108**	120	**108**	119
Under provision in previous year	**61**	-	**61**	-
	1,265	1,328	**1,204**	1,307
Deferred (note 10.1)	**220**	520	**219**	520
Charge for the year	**1,485**	1,848	**1,423**	1,827

The charge for income tax in these financial statements is based on the provisions of the Companies Income Act 1979 as amended to date. The charge for education tax is based on the provisions of the Education Tax Act, 1993.

	GROUP		COMPANY	
	2004	2003	2004	2003
	Nmillion	Nmillion	Nmillion	Nmillion
.2 At 1 April	**1,990**	1,343	**1,923**	1,265
Payments during the year	**(883)**	(681)	**(848)**	(649)
Current year charges (note 9.1)	**1,266**	1,328	**1,204**	1,307
At 31 March	**2,373**	1,990	**2,279**	1,923
10. 1 DEFERRED TAXATION				
At 1 April	**884**	364	**884**	364
Current year charges (note 9.1)	**220**	520	**219**	520
	1,104	884	**1,103**	884



2. The Bank's exposure to deferred tax [which relates to timing differences in recognition of depreciation and capital allowances on fixed assets] has been provided for in the financial statements.

11. BORROWINGS

This represents the Naira value of a line of credit provided by African Development Bank (ADB). The bank utilised the proceeds of the credit for project finance and medium term funding to its corporate clients. The bank is expected to repay the line of credit over a period of 4 years. The corresponding asset for this amount is included in loans and advances

	GROUP		COMPANY	
	2004 Nmillion	2003 Nmillion	2004 Nmillion	2003 Nmillion
12. SHARE CAPITAL				
.1 Authorised				
4 billion Ordinary Shares of 50k each	**2,000**	2,000	**2,000**	2,000
.2 Issued and fully paid				
At 1 April	**1,275**	850	**1,275**	850
Bonus issue reserve	-	425	-	425
At 31 March: 2.55 billion(2003: 2.55billion) Ordinary Shares of 50k each	**1,275**	1,275	**1,275**	1,275

13. OTHER RESERVES

	Capital Nmillion	Statutory Nmillion	Exchange Difference Nmillion	General Nmillion	Bonus Issue Nmillion	Small Scale Industries Nmillion	Total Nmillion
.1 Group							
At 1 April 2003	22	2,334	5,418	4,987	-	865	**13,626**
Exchange difference in the year (note 13.3)			1,637	-	-		**1,637**
Appropriation from profit and loss account	-	679	-	1,500	-	561	**2,740**
Share Capital	-	-	-		255	-	**255**
At 31 March 2004	**22**	**3,013**	**7,055**	**6,487**	**255**	**1,426**	**18,258**
.2 Company							
At 1 April 2003	-	2,155	5,418	4,054	-	865	**12,492**
Exchange difference in the year (note 13.3)	-	-	1,637	-	-	-	**1,637**
Appropriation from profit and loss account	-	628	-	1,211	255	561	**2,655**
At 31 March 2004	**-**	**2,783**	**7055**	**5,265**	**255**	**1,426**	**16,784**

.3 Movement in the exchange difference reserve represents exchange loss on conversion of head office net investments in foreign branches.

.4 Reserve for Small Scale Industries

In accordance with the provision of the Monetary, Credit, Foreign Trade and Exchange Policy Guidelines of year 2001, 10% of Profit Before Tax has been set aside for the financial and promotion of Small Scale Industries.



	GROUP		COMPANY	
	2004	2003	2004	2003
	Nmillion	Nmillion	Nmillion	Nmillion
14. CONTRA ITEMS				
Contra items are made up of:				
Bonds and guarantees issued to third parties	**28,371**	22,056	**28,371**	22,056
Acceptances	**16,327**	8,408	**16,327**	8,408
Confirmed letters of credit and liability to customers thereon	**37,021**	17,907	**37,021**	17,907
	81,719	48,371	**81,719**	48,371
15. INTEREST AND DISCOUNT INCOME				
Non-bank sources:				
Loans and advances	**8,313**	6,870	**8,313**	6,870
Treasury income	**4,911**	6,114	**4,911**	6,114
Bank sources:				
Placement with local banks	**1,056**	1,196	**1,056**	1,196
Placement with foreign banks	**875**	1,003	**875**	1,003
	15,155	15,183	**15,155**	15,183
16. INTEREST EXPENSE				
Non-bank sources:				
Savings	**819**	985	**819**	985
Current accounts	**833**	946	**833**	946
Time deposits	**1,247**	1,535	**1,247**	1,535
Bank sources:				
Deposit from banks in Nigeria	**208**	210	**208**	210
	3,107	3,676	**3,107**	3,676
17. OTHER INCOME				
Income from foreign exchange transactions	**649**	1,378	**649**	1,378
Commission on letters of credit and bills collected	**2,291**	640	**2,291**	640
Commission on turnover	**2,326**	1,981	**2,326**	1,981
Commission on transfers and guarantees	**154**	96	**154**	96
Financial services commissions	**2,123**	3,335	**2,123**	3,335
Others	**1,812**	1,581	**1,230**	1,107
	9,355	9,011	**8,773**	8,537



18. SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT

The following table sets out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the year ended:

	NIGERIA		UNITED STATES		TOTAL	
	2004 Nmillion	2003 Nmillion	2004 Nmillion	2003 Nmillion	2004 Nmillion	2003 Nmillion
Interest receivable	**13,098**	13,673	**2,057**	1,510	**15,155**	15,183
Interest payable	**(2,684)**	(3,145)	**(423)**	(531)	**(3,107)**	(3,676)
Net interest income	**10,414**	10,528	**1,634**	979	**12,048**	11,507
Fees and commissions received net	**5,835**	5,711	**1,059**	341	**6,894**	6,052
Income from foreign exchange transactions	**569**	1,039	**80**	339	**649**	1,378
Other operating income	**1,609**	1,530	**203**	51	**1,812**	1,581
Non-interest income	**8,013**	8,280	**1,342**	731	**9,355**	9,011
Net revenue	**18,427**	18,808	**2,976**	1,710	**21,403**	20,518
Operating expenses	**(12,254)**	(10,149)	**(1,018)**	(886)	**(13,272)**	(11,035)
Depreciation	**(1,315)**	(1,114)	**(45)**	(36)	**(1,360)**	(1,150)
Total costs	**(13,569)**	(11,263)	**(1,063)**	(922)	**(14,632)**	(12,185)
Operating profit before provision for loan losses	**4,858**	7,545	**1,913**	788	**6,771**	8,333
Provision for loan losses	**(691)**	(3,209)	**(70)**	4	**(761)**	(3,205)
Profit before taxation	**4,167**	4,336	**1,843**	792	**6,010**	5,128
Total assets employed	**126,820**	128,693	**85,204**	75,178	**212,024**	203,871
Total risk weighted assets and contingents	**87,018**	71,008	**50,837**	23,439	**137,855**	94,447
Net interest margin (%)	**80%**	77%	**79%**	65%	**79%**	76%



19. MATURITIES OF ASSETS AND LIABILITIES

	0-30 days Nmillion	1-3 months Nmillion	3-6 months Nmillion	6-12 months Nmillion	Over I year Nmillion	Total Nmillion
Assets						
Cash and other short term funds	82,032	7,788	-	-	-	**89,820**
Government securities	35,497	-	-	-	5,000	**40,497**
Investment	-	-	-	-	2,387	**2,387**
Loans and advances	20,469	15,683	13,536	9,167	-	**58,855**
Other assets	14,759	-	-	-	-	**14,759**
Fixed assets	-	-	-	-	12,721	**12,721**
Total assets	152,757	23,471	13,536	9,167	20,108	**219,039**
Liabilities						
Deposits	84,936	65,699	877	396	21	**151,929**
Other liabilities	30,479	1,572	-	-	-	**32,051**
Taxation	-	-	-	2,279	1,103	**3,382**
Borrowings	-	-	-	-	3,385	**3,385**
Total liabilities	115,415	67,271	877	2,675	4,509	**190,747**
Net liquidity gap as at 31 March 2004	37,342	(43,800)	(12,659)	(6,492)	15,599	**28,292**
Assets as at 31 March 2003	184,287	11,153	1,020	2,802	7,638	**206,900**
Liabilities as at 31 March 2003	144,392	36,451	2,839	458	3,088	**187,228**
Net liquidity gap as at 31 March 2003	39,895	(25,298)	(1,819)	2,344	4,550	**19,672**





	GROUP		COMPANY	
	2004 Nmillion	2003 Nmillion	2004 Nmillion	2003 Nmillion
20. OTHER OPERATING EXPENSES				
Other operating expenses include:				
Auditors' remuneration				
* Nigeria operations	**20**	20	**20**	20
* Overseas operations	**16**	16	**16**	16
Directors' remuneration	**25**	25	**46**	25
Fraud & other losses	**35**	265	**35**	265
NDIC premium	**1,249**	948	**1,249**	948
21. DIVIDEND				
Proposed final dividend	**1,530**	1,148	**1,530**	1,148

The proposed dividend of 60 kobo per share is based on the share capital of 2.550billion Ordinary Shares of 50kobo each, and is subject to deduction of withholding tax at the appropriate rate.

22. CONTINGENT LIABILITY

At 31 March 2004, contingent liabilities are in respect of:

.1 Litigation against the Bank amounting to N832 million. The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

.2 Judgement in the sum of N6,238 million was awarded against the Bank in the case of BTL Industries Ltd. V UBA Plc. The Bank is currently on appeal to the supreme court. The directors of the Bank are confident of the outcome of the case and are of the opinion that it is unlikely to have a material adverse effect on the Bank. However, a provision of N500 million has been made in these financial statements.

23. CONTRAVENTION OF BANKS AND OTHER FINANCIAL INSTITUTIONS ACT, 1991 (BOFIA), AS AMENDED

The bank contravened the following provisions of BOFIA during the year ended 31 March, 2004.

Section	**Contravention**	**Penalty Paid Nmillion**
60 (1) 9a	Money laundering act in respect of Zamora Nigeria Ltd.	90
	Failure to obtain valid licences for the operations of bureau de change	3
20 (1)(a)	Failure to implement five of the recommendations contained in the Previous examiner's report	
60 (1)	Failure to render schedule X1 returns per circular ref: ECD/AD/122/87 of August 7, 1987	6
60 (1)(a)	Failure to render returns on reportable transactions	
15 (4)	Non-compliance with liquidity ratio requirement	1
		100





24. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

	2004 Nmillion	2003 Nmillion
.1 Directors emoluments:		
i Chairman	**1.1**	0.4
ii Other directors		
* Fees	**6.2**	2.9
* Other emoluments	**5.9**	2.3
	12.1	5.1
* Emoluments as executive	**32.7**	19.3
	44.8	24.4
Total	**45.9**	24.8
iii Highest paid directors	**5**	6

iv The number of directors excluding the Chairman whose emoluments were within the following ranges are:

			2004 Number	2003 Number
Up to	-	N10,000	**-**	-
N10,001	-	N100,000	**-**	-
N100,001	-	N200,000	**-**	-
N200,001	-	N300,000	**-**	2
N300,001	-	N400,000	**2**	9
N400,001	-	N500,000	**-**	-
Over	-	N500,000	**17**	7

	2004 Number	2003 Number
.2 i The number of persons employed by the Bank during the year was as follows:		
General Management	**191**	228
Senior staff	**2,764**	2,986
Junior staff	**635**	672
	3,590	3,886

	2004 Nmillion	2003 Nmillion
ii Staff costs were as follows:		
Wages and salaries	**3,554**	3,074
Staff welfare	**2,310**	1,829
	5,864	4,903





.3 Highest paid employees

Employees of the Bank other than directors, whose duties were wholly discharged in Nigeria, received emoluments (excluding pension contributions) in the following ranges:

			2004 Number	2003 Number
N60,000	-	N70,000	**10**	0
N70,001	-	N90,000	**194**	0
N90,001	-	N100,000	**25**	296
N100,001	-	N110,000	**0**	713
N110,001		N120,000	**8**	1,532
N120,001		N140,000	**824**	0
N140,001	-	N150,000	**521**	0
Over	-	N150,000	**1,696**	1,322

25. STAFF PENSION FUND SCHEME CONTRIBUTION

The Bank operated a defined contribution scheme for its employees which is managed by UBA Capital & Trust Ltd. The scheme is funded by contributions from employees and the Bank at 2.5% and 25% respectively and employees have the option of making additional contributions to the scheme. The total pension costs for the Bank was N276.925 million - (2003: N288.849 million).

The summary of the staff pension fund scheme is as follows:	N' Million
Market value of the apportioned assets at 31 March 2002	813
Contributions: 31 March 2003 and 31 March 2004	700
	1,513
Total value of liabilities per actuarial valuation at 31 March 2002	(1,639)
Outstanding unextinguished deficiency at 31 March 2004	(126)

The deficiency of N126million will be fully provided for at 31 March 2005.

26. COMPARATIVE FIGURES

Comparative figures have been reclassified in line with the current year's position.

27. RELATED PARTY TRANSACTIONS:

* Certain of the Bank's directors are also directors of other companies with whom the Bank does business. All such transactions are conducted at arm's length.

* All loans to directors and companies in which they are also directors are performing and listed on Note 29.

28. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the directors of the Bank on 11th May 2004.





29. DETAILS OF INSIDER-RELATED CREDITS:

S/No	Name of Borrower	Acct No.	Relationship To Reporting Institution	Date granted	Expiry Date	Rate of Interest	Principal	Cumulative Interest	Total Provision	Payments Made	Outstanding Credit Performing	Outstanding Credit Nonperforming	Nature	Pefected Security Value	Date of Valuation	Remarks
1	IMC Ltd	48397013	Director **(Dr. T. A. John)**	1/9/01	31/3/06	7.10%	N487.49m	-	-		N465.77m		Mortgage Debenture Guarantee	Vessels N868.4m N868.4m		US Dollar
2.	Triple Edge	1932010005176	Director's Brother **(Junaid Dikko)**	4/2/04	1/11/04	19.00%	N50.00m	-	-		N47.84m					
3.	ACA Ltd.	2010003633	Director **(Amah Iwuagwu)**	24/9/03	30/6/04	19.00%	N35.00m	-	-		N18.13m					Mr Amah Iwuagwu resigned from the board on 3rd June 2003
4.	UBA staff Totalling 513	Various	Staff	Various	Various	19.00%	N262.02m	-	-		N193.17m		Employer's awareness			
							N834.51m				**N724.91m**					



	2004 N'million	%	2003 N'million	%
Gross earnings	**24,510**		**24,194**	
Interest paid	**(3,107)**		**(3,676)**	
	21,403		**20,518**	
Bought in materials and services	**(7,515)**		**(6,596)**	
Provision under prudential guidelines & for sovereign debts	**(761)**		**(3,205)**	
Valued added	**13,127**	100	**10,717**	100
Applied in the following ways:				
To pay employees				
Salaries, wages and fringe benefits	**5,977**	46	**4,959**	46
To pay providers of capital				
Dividend to shareholders	**1,530**	12	**1,148**	11
To pay government				
Direct Taxation	**1,265**	10	**1,328**	12
To provide for maintenance of assets and expansion of business :				
Depreciation	**1,360**	10	**1,150**	11
Profit retained in the business	**2,995**	23	**2,132**	20
	13,127	100	**10,717**	100

(Value added represents the additional wealth the Bank has been able to create by its own efforts. This statement shows the allocation of that wealth among the employees, shareholders, government and that re-invested for creation of more wealth).



Company Statement Of Value Added
For The Year Ended 31 March

	2004 N'million	%	2003 N'million	%
Gross earnings	**23,928**		23,720	
Interest paid	**(3,107)**		(3,676)	
	20,821		20,044	
Bought in materials and services	**(7,454)**		(6,497)	
Provision under prudential guidelines	**(761)**		(3,205)	
Valued added	**12,606**	100	10,342	100
Applied in the following ways:				
To pay employees				
Salaries, wages and fringe benefits	**5,864**	47	4,903	47
To pay providers of capital				
Dividend to shareholders	**1,530**	12	1,148	11
To pay government				
Direct Taxation	**1,204**	10	1,307	13
To provide for maintenance of assets and expansion of business :				
Depreciation	**1,353**	11	1,143	11
Profit retained in the business	**2,655**	21	1,841	18
	12,606	100	10,342	100

(Value added represents the additional wealth the Bank has been able to create by its own efforts. This statement shows the allocation of that wealth among the employees, shareholders, government and that re-invested for creation of more wealth).





Group Five-Year Financial Summary

For The Year Ended 31 March

	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
USE OF FUNDS					
Cash and short term funds	**90,209**	92,999	103,870	87,721	54,062
Bills discounted	**40,497**	31,448	30,268	47,823	34,499
Investments	**3,460**	2,173	1,017	1,019	1,087
Loans and advances	**56,136**	46,076	40,135	23,106	17,325
Other assets	**15,343**	25,579	19,998	23,487	9,846
Fixed assets	**6,379**	5,596	4,908	4,876	4,015
	212,024	203,871	200,196	188,032	120,834
LIABILITIES					
Deposits and current account	**151,929**	142,427	131,866	133,135	82,518
Other liabilities	**33,700**	43,669	55,996	44,564	29,600
Deferred taxation	**1,104**	1,990	1,343	976	1,380
Taxation	**2,373**	884	364	290	-
	189,106	188,970	189,569	178,965	113,498
BORROWINGS	**3,385**	-	-	-	-
CAPITAL AND RESERVES					
Share capital	**1,275**	1,275	850	850	500
Reserve for bonus issue	**255**	-	425	-	350
Other reserves	**18,003**	13,626	9,352	8,217	6,486
Shareholders' funds	**19,533**	14,901	10,627	9,067	7,336
	212,024	203,871	200,196	188,032	120,834
PROFIT AND LOSS ACCOUNT					
Gross earnings	**24,510**	24,194	22,521	19,387	19,028
Profit before taxation	**6,010**	5,128	2,472	1,682	4,006
Taxation	**(1,485)**	(1,848)	(906)	(413)	(828)
Profit after taxation	**4,525**	3,280	1,566	1,269	3,178
Transfer (to)/from reserves	**(2,995)**	(2,132)	(1,056)	(844)	(2,328)
Ordinary dividends	**(1,530)**	(1,148)	(510)	(425)	(850)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	-	-	5
Transfer to reserves	-	-	-	-	(5)
Retained profit carried forward	-	-	-	-	-
MEMORANDA:					
PER 50K SHARE DATA					
Earnings per share - actual	**N1.77**	N1.29	N0.92	N0.70	N3.18
- adjusted	**N1.77**	N1.29	N0.61	N0.50	N1.25
Dividend per share - actual	**N0.60**	N0.45	N0.30	N0.25	N0.85
- adjusted	**N0.60**	N0.45	N0.20	N0.17	N0.33
Equity interest per share - actual	**N7.66**	N5.84	N6.25	N5.33	N7.34
- adjusted	**N7.66**	N5.84	N4.17	N3.56	N2.88
Share price at year-end	**N13.00**	N7.81	N10.10	N12.90	N12.05

NOTE: Earnings and dividend per share are based on the issued ordinary shares at 31 March, 2004. Earnings are the after tax profit of each year.





	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
USE OF FUNDS					
Cash and short term funds	**89,820**	92,615	103,314	87,712	53,920
Bills discounted	**40,497**	30,490	30,268	47,823	34,499
Investments	**2,387**	2,049	944	757	647
Loans and advances	**56,136**	46,076	40,135	23,106	17,325
Other assets	**13,603**	24,176	19,125	22,990	9,595
Fixed assets	**6,363**	5,589	4,894	4,860	4,001
	208,806	200,995	198,680	187,248	119,987
LIABILITIES					
Deposits and current account	**151,929**	142,427	131,866	133,135	82,518
Other liabilities	**32,051**	41,994	55,403	44,478	29,427
Deferred taxation	**1,103**	1,923	1,265	918	-
Taxation	**2,279**	884	364	290	1,260
	187,362	187,228	188,898	178,821	113,205
BORROWINGS	**3,385**	-	-	-	-
CAPITAL AND RESERVES					
Share capital	**1,275**	1,275	850	850	500
Reserve for bonus issue	**255**	-	425	-	350
Other reserves	**16,529**	12,492	8,507	7,577	5,932
Shareholders' funds	**18,059**	13,767	9,782	8,427	6,782
	208,806	200,995	198,680	187,248	119,987
PROFIT AND LOSS ACCOUNT					
Gross earnings	**23,928**	23,720	22,112	19,148	18,701
Profit before taxation	**5,608**	4,816	2,238	1,585	3,804
Taxation	**(1,423)**	(1,827)	(877)	(402)	(791)
Profit after taxation	4,185	2,989	1,361	1,183	3,013
Transfer (to)/from reserves	**(2,655)**	(1,841)	(851)	(758)	(2,163)
Ordinary dividends	**(1,530)**	(1,148)	(510)	(425)	(850)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	-	-	5
Transfer to reserves	-	-	-	-	(5)
Retained profit carried forward	-	-	-	-	-
MEMORANDA:					
Share issued (million)	**2,550**	2,550	1,700	1,700	1,000
Employees (average numbers)	**3,590**	3,886	3,924	4,678	4,153
Branches in Nigeria (numbers)	**238**	234	235	221	219
Branches Abroad (numbers)	**2**	2	2	2	2
Total outlets (numbers)	**240**	236	237	223	221
PER 50K SHARE DATA (ADJUSTED)					
Earnings per share - actual	**N1.64**	N1.17	N0.80	N0.70	N3.01
- adjusted	**N1.64**	N1.17	N0.53	N0.46	N1.18
Dividend per share - actual	**N0.60**	N0.45	N0.30	N0.25	N0.85
- adjusted	**N0.60**	N0.45	N0.20	N0.17	N0.33
Equity interest per share - actual	**N7.08**	N5.40	N5.75	N4.96	N6.78
- adjusted	**N7.08**	N5.40	N3.84	N3.30	N2.66

NOTE: Earnings and dividend per share are based on the issued ordinary shares at 31 March, 2004. Earnings are the after-tax profit of each year.



A. ISSUED SHARE CAPITAL

The issued and paid up share capital of the Bank as at 31st March 2004 was N1,275,000,000 made up of 2,550,000,000 Ordinary Shares of 50k each. The breakdown of shareholders was as follows:-

	No of Shares	%
Nigerian Citizens	1,475,268,544	57.85
*Stanbic Nominees Nigeria Limited	837,581,456	32.85
+Bankers International Inc., USA	114,750,000	4.50
Banca Nazionale del Lavoro, Italy	61,200,000	2.40
Monte dei Paschi di Siena, Italy	61,200,000	2.40
	2,550,000,000	100.00

* Of this number, Stanbic Nominees Nigeria Limited held 700,972,400 units (27.49%) as custodian under the Bank's Global Depositary Receipt (GDR) Programme.

\+ Bankers International Corporation is a member of the Deutsche Bank Group.

As at 31st March, 2004 no shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the issued and paid up share capital of the Bank.

B. HISTORY OF CAPITALISATION

DATE	AUTHORISED =N=	ISSUED & FULLY PAID CAPITAL =N=	CONSIDERATION
Feb 23, 1961	4,000,000	4,000,000	Cash
Jan 3, 1970	6,000,000	4,000,000	-
Nov 24, 1970	6,000,000	4,500,000	Cash [1]
July 24, 1973	10,000,000	6,000,000	Bonus (1:3)
July 2, 1974	10,000,000	8,000,000	Bonus (1:3)
July 9, 1975	20,000,000	10,000,000	Bonus (1:4)
Mar 9, 1977	20,000,000	15, 000,000	Bonus (1:2)
July 27, 1977	30,000,000	20,000,000	Bonus (1:3)
Aug 2, 1978	50,000,000	30,000,000	Bonus (1:2)
July 28, 1981	100,000,000	65,000,000	Bonus (1:6) [2]
July 28, 1982	100,000,000	70,000,000	Bonus (1:7)
July 27, 1983	100,000,000	75,000,000	Bonus (1:8)
July 30, 1986	100,000,000	75,000,000	Bonus (2:3) [3]
July 25, 1990	200,000,000	100,000,000	Bonus (1:3)
July 24, 1991	200,000,000	100,000,000	- [4]
Sept 8, 1994	300,000,000	300,000,000	Bonus (2:1)
Oct 16, 1997	1,000,000,000	500,000,000	Bonus (2:3)
Aug 3, 2000	1,000,000,000	850,000,000	Bonus (7:10)
Aug 2, 2002	2,000,000,000	1,275,000,000	Bonus (1:2)

[1] Public issue.

[2] 30 million non-voting cumulative redeemable preference shares of N1 each created and subsequently issued in addition to the bonus issue.

[3] Re-denomination of 30 million Preference Shares of N1 each as 30 million Ordinary Shares of N1 each.

[4] Stock split from N1 to 50k shares.

C. SUMMARY OF DEALINGS IN UBA SHARES

Dealings in UBA Shares for the period 1st April, 2003 to 31st March, 2004.

PERIOD	TOTAL PER QUARTER	QUARTERLY AVERAGE
APRIL 2003 - JUNE 2003	131,479,047	43,826,349
JULY 2003 - SEPTEMBER 2003	116,072,369	38,690,789
OCTOBER 2003 - DECEMBER 2003	369,142,299	123,047,433
JANUARY 2004 - MARCH 2004	219,761,372	73,253,790

D. TEN YEAR DIVIDEND HISTORY

Div. No.	Year Ended	Date Declared	Total Amount =N=000	Div. Per Share	Percentage of Issued Capital
41	March 31, 1994	Sept 8, 1994	50,000	25k	50%
42	March 31, 1995	Nov 29, 1995	100,000	17k	33%
43	March 31, 1996	Oct 17, 1996	200,000	33k	67%
44	March 31, 1997	Oct 16, 1997	60,000	10k	20%
45	March 31, 1998	Dec 3, 1998	300,000	30k	60%
46	March 31, 1999	Oct 12, 1999	580,000	58k	116%
47	March 31, 2000	Aug. 3, 2000	850,000	85k	170%
48	March 31, 2001	Aug 2, 2001	425,000	25k	50%
49	March 31, 2002	Aug 1, 2002	510,000	30k	60%
50	March 31, 2003	Aug 8, 2003	1,148,000	45k	90%

E. UNCLAIMED DIVIDEND

DIVIDEND NO.	DATE OF PAYMENT	AMOUNT IN NAIRA
39	05 - AUG - 1992	118,902.27
40	13 - AUG - 1993	336,430.01
41	15 - SEP - 1994	3,518,522.62
42	11 - OCT - 1995	5,658,931.92
43	18 - OCT - 1996	9,684,493.62
44	26 - NOV - 1997	4,862,755.30
45	17 - DEC - 1998	14,266,637.37
46	26 OCT - 1999	27,930,500.27
47	10 - AUG - 2000	32,493,006.73
48	16 - AUG - 2001	32,379,164.14
49	14 - AUG - 2002	36,682,251.24
50	23 AUG - 2003	137,726,990.18

NOTICE IS HEREBY GIVEN that the 43rd Annual General Meeting of the Bank will be held at the Atlantic Hall, Hotel Presidential, Port Harcourt, on Thursday, September 30, 2004 at 11.00 a.m. to transact the following business:

ORDINARY BUSINESS:

1. To receive the Audited Accounts for the year ended 31st March, 2004 together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect / re-elect Directors.
4. To authorise the Directors to fix the remuneration of the Auditors.
5. To elect members of the Audit Committee.

SPECIAL BUSINESS:

1. To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions:

(i) "That the Directors having recommended that it is desirable to capitalise the sum of N255 million from the undivided net profits in the books of the bank and accordingly that the sum be set free for distribution amongst the holders of the ordinary Shares of the bank in the Register of Members at the close of business on the 1st day of September 2004 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 510,000,000 of the unissued ordinary Shares of 50k each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari-pasu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2004".

(ii) "That the authorised share capital of the Bank be increased from N2,000,000,000 (Two billion Naira) to N6,000,000,000 (Six billion Naira) by the creation of 8,000,000,000 (Eight billion) ordinary shares of 50k each".

(iii) "That notwithstanding Article 50 of the Articles of Association of the Bank that the Directors be and are hereby authorised to issue shares to increase the Bank's paid up share capital up to the sum of N6,000,000,000 (Six Billion Naira) or any fraction thereof by way of rights issues and/or fresh public issues and/or preferential allotments to the Employee Share Ownership Scheme in such proportions and timing and for such consideration as the Directors deem fit".

2. To consider and if thought fit, to pass the following resolutions as Special Resolutions:

(a) That the Memorandum of Association be amended in the manner set out hereunder that is to say:

(i) By deleting the present clause 6 and substituting therefore the new clause:

"The capital of the Bank is N6,000,000,000 (Six bilion Naira) divided into 12,000,000,000 (Twelve billion) ordinary shares of 50k each".

(b) That the Articles of Association be amended in the manner set out hereunder that is to say:

(i) By deleting Article 10 and substituting therefore the new Article:

"The capital of the Bank is N6,000,000,000 (Six billion Naira) divided into 12,000,000,000 (Twelve billion) ordinary shares of 50k each".

NOTES

1. **PROXY**
A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. *A proxy need not be a member of the Company.* A proxy form is attached to the Proxy Statement. To be valid, the proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **DIVIDEND WARRANTS**
If the dividend recommended by the Directors is approved, dividend warrants will be posted on October 6, 2004 to all shareholders whose names are registered in the Company's Register of Members at the close of business on September 1, 2004.

3. **CLOSURE OF REGISTER OF MEMBERS**
The Register of Members will be closed from September 2, 2004 to September 16, 2004, both dates inclusive, for the purpose of paying the dividend.

4. **AUDIT COMMITTEE**
The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

Dated this 5th day of August, 2004

Notes

Notes

FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

UNITED BANK FOR AFRICA PLC.

1. The name of the Company (hereinafter called the Bank) is "UNITED BANK FOR AFRICA PLC"

2. The Registered Office of the Bank shall be situated in Nigeria

3. The objects for which the Bank is established are:

(a) To acquire and take over as a going concern the goodwill and undertaking of the business of banking formerly carried on by British and French Bank Limited (A subsidiary of a French Bank now known as Banque Nationale De Paris Plc) and its branches in Nigeria and all or any of its assets and liabilities in connection therewith and with a view thereto to enter into and carry into effect with such (if any) modifications or alterations as may be agreed upon by the parties.

(b) To establish and carry on the business of a Bank with such branches or agencies as may from time to time be determined.

(c) To carry on the business of banking in all its branches and departments, including the trading, endorsing, accepting, discounting, negotiating, buying, selling, and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, debentures, bonds, certificates, warrants scrip and other securities and instruments, whether negotiable or transferable or not; the granting and issuing of letters of credit and circular notes; the borrowing, raising or taking up of money; the lending or advancing of money and the negotiating of loans and advances whether with or without security; the guaranteeing of contracts and other obligations and the depositing of money in connection therewith and with tenders therefore in connection with obligations, statutes, conditions or privileges; the buying, selling and dealing in any foreign or other exchanges or currencies, bullion and specie and the dealing in any "assaying" and refining of precious metals; the receiving of money and valuables on deposit or for safe custody or otherwise and the collecting and transmitting of money and securities; and the managing of property and transacting of all kinds of agency business commonly transacted by bankers.

(d) To provide finance, consultancy and advisory services relating to corporate, financial and investment matters (including but not limited to asset management, the valuation of securities and businesses, credit-rating and credit-reference work).

(e) To make and hold investments for others and to sponsor, operate and manage unit trusts and other investment schemes, securities and other investment assets for others.

(f) To carry on business as brokers and agents for all classes of insurance, and to invest in insurance, retrocession, counter-insurance and loss adjustment enterprises.

(g) To carry on business as a clearing house and handle all matters relating to the clearing of cheques, drafts, bills of exchange, promissory notes and money market instruments.

(h) To carry on business as an issuing house and to place, subscribe to and underwrite shares, debentures and all other kinds of securities and offerings thereof.

(i) To engage in capital market activities (including but not limited to investment in and management of exchanges, trade points and other markets for securities and other investment assets, stockbroking, trusteeship, custodianship, transfer agency, and the creation, development, acquisition and disposal of, and all other dealings whatsoever with, securities and other investment assets).

(j) To issue shares, debentures, debenture stocks, bonds, obligations and all other kinds of securities and to subscribe for conditionally or unconditionally and to acquire, hold or dispose of, shares, debentures, debenture stocks, bonds, obligations and all other kinds of securities.

(k) To carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations and to carry on any other business which may seem to be capable of being carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Bank's property or rights.

(l) To enter into partnership or into any arrangement for sharing profit, union of interests, reciprocal concession or any other arrangements with any person, partnership or company and to promote and aid in promoting, constitute, form or organise companies, syndicates or partnerships of all kinds for the purpose of acquiring any property or liabilities of the Bank or of advancing directly or indirectly the objects thereof or for any other purpose which the Bank may think expedient.

(m) To undertake and execute, either by the bank or by an authorised officer, thereof, and either alone or with any other person, any trusts the undertaking whereof may seem desirable and also to undertake, either by the Bank, or by an authorised officer thereof, and either alone or with any other person, the office of executor, administrator, receiver, treasurer, registrar or auditor and to keep for any company, government authority or body any register relating to any stocks, funds, shares or securities; to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(n) To guarantee the payment of money secured by or payable under or in respect of or the performance of any bonds, debentures, debenture stock, shares, contracts, mortgages, charges, obligations and securities of any company whether Nigerian or foreign or of any authority, supreme, municipal, local or otherwise or of any person whomsoever, whether corporate or unincorporate.

(o) To enter into and implement any guarantee, indemnity or similar obligations as may seem expedient.

(p) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Bank, and to obtain and justify public confidence and to avert or minimise financial disturbances which may affect the Bank.

(q) To transact or carry on agency business of all kinds.

(r) To acquire, improve, manage, work, develop and exercise all rights in respect of loans and mortgages, to sell, dispose of, turn to account and otherwise deal with property of all kinds and in particular land, buildings, concessions, patents, business concerns and undertakings, easements, rights, privileges, plant, stock in trade and any real or personal property of any kind necessary or convenient for the Bank's business.

(s) To erect, construct, lay down, enlarge, alter and maintain any buildings, works and machinery necessary or convenient for the Bank's business.

(t) To borrow or raise or secure the payment of money for the purpose of the Bank's business and with a view thereto to mortgage and charge the undertaking and all or any of the real and personal property, present or future, and all or any of the uncalled capital for the time being of the Bank and to issue at par or at a premium or discount, debenture or debenture stock, payable to bearer or otherwise, and either permanent or redeemable, and by way of collateral to secure any securities of the Bank by trust deed or other assurance.

(u) To issue and deposit any securities which the Bank has power to issue by way of mortgage to secure any sums less than the nominal value of such securities and also by way of security for the performance of any contracts or obligations of the Bank.

(v) To grant pensions, allowances, gratuities and bonuses to directors, ex-directors, employees and ex-employees of the Bank or its predecessors in business or of any subsidiary or allied company or the dependants of such person and to establish and support or to aid in the establishment and support of any schools and any educational, scientific, literary, religious or charitable institutions or trade carried on by the Bank or its predecessors in business or subsidiary or allied companies or not, and any club or other establishment calculated to advance the interests of the Bank, or of the employees of the Bank or its predecessors in business or subsidiary or allied companies.

(w) To invest and deal with the moneys or other assets of the Bank not immediately required, in such investments and in such manner as may from time to time be determined.

(x) To pay for any property or rights acquired by the Bank either in cash or shares, with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise or by any securities which the Bank has power to issue or partly in one mode and partly in another and generally on such terms as the Bank may determine.

(y) To pay out of the funds of the Bank all expenses which the Bank may lawfully pay in respect of or incidental to the formation, registration and advertising of or raising money for the Bank and the issue of its capital, including brokerage and commission for obtaining applications for or taking, placing or underwriting shares, debentures or debenture stock, and to apply at the cost of the Bank to any legislative authority for any extension of the Bank's powers.

(z) To enter into arrangements with any government or authority, supreme, municipal, local or otherwise, and to obtain from any such government or authority any rights, concessions and privileges that may seem conducive to the Bank's objects or any of them.

(aa) To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Bank, either in cash by instalments or otherwise, or in shares of any company or corporation with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or by means of a mortgage or by debentures or debenture stock of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Bank may determine, and to hold, deal with or dispose of any consideration so received.

(bb) To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of or shall be in any manner calculated to advance directly or indirectly the objects or interests of the Bank, and to pay all expenses of or incidental to such promotion; and to acquire and hold shares, stock or securities of and guarantee the payment of the dividends or capital of any shares or stock or the interest or principal of any securities issued by or any other obligation of any company promoted by the Bank or in which the Bank may be or may be about to become interested.

(cc) To purchase or otherwise acquire and undertake all or any part of the business, property and assets of any person or company carrying on any business which the Bank is authorised to carry on or possessed of property suitable for the purpose of the Bank.

(dd) To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share of profits or otherwise grant licences, easements and other rights in respect of and in any part thereof, or all or any of the property for the time being of the Bank, and for any consideration, whether in cash or in shares (fully or partly paid), debentures, debenture stock or other interests in or securities of any company or otherwise

(ee) To amalgamate with any other company whose objects are or include objects similar to those of the Bank whether by sale or purchase (for fully or partly paid shares or otherwise) of the undertaking subject to the liabilities of the Bank or any such other company as aforesaid with or without winding up or by purchase (for fully or partly paid shares or otherwise) of all or a controlling interest in the shares or stock of any such other company or in any other manner.

(ff) To distribute among the members in specie any property of the Bank.

(gg) To do all or any of the above things in any part of the world and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others and either by or through agents, sub-contractors, trustees or otherwise.

(hh) To do all such other things as are incidental or conducive to the above objects or any of them.

(ii) To apply for and obtain from all relevant regulatory bodies in Nigeria, all relevant licences, approvals, permits and consents required for the conduct of business as practitioners of universal banking in Nigeria.

And it is hereby declared that the word company shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Nigeria or elsewhere, and the intention is that the objects set forth in any sub-clause shall not except where the context expressly so requires, be in any wise limited or restricted to or by inference from the terms of any other sub-clause or by the name of the Bank. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxilliary merely to the objects mentioned in the first sub-clause of this clause, but the Bank shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world and notwithstanding that the business property and acts proposed to be transacted, acquired, dealt or performed do not fall within the objects of the first sub-clause of this clause.

The objects for which the Bank is established are subject to the overriding restriction that the Bank shall not at any time in any manner or at any place within Nigeria do any act or thing in contravention of the provisions of any Banking Decree or other legislation in Nigeria affecting the conduct of banking business.

4. The Liability of the Members is Limited by shares.

5. The Bank is a Public Limited Company.

6. The share capital of the Bank is N6,000,000,000 (Six Billion Naira) divided into 12,000,000,000 (Twelve Billion) ordinary shares of 50k each.

Note

(a) On incorporation in February 1961 the authorised share capital of the Bank was £2,000,000 divided into 2,000,000 shares of £1 each.

(b) By an Extraordinary General Meeting Resolution of January 3, 1970 the authorised share capital was increased to £3,000,000 by the creation of 1,000,000 additional ordinary shares of £1 each.

(c) By an Extraordinary General Meeting Resolution of September 21, 1970 the 3,000,000 ordinary shares of the Bank were sub-divided into 6,000,000 ordinary shares of 10/- each.

(d) By an Annual General Meeting Resolution of July 24, 1973 the authorised share capital was further increased to N10,000,000 by the creation of 4,000,000 additional shares of N1 each.

(e) By an Annual General Meeting Resolution of July 9, 1975 the authorised share capital was further increased to N20,000,000 by the creation of 10,000,000 additional shares of N1 each.

(f) By an Annual General Meeting Resolution of July 27, 1977 the authorised share capital was further increased to N30,000,000 by the creation of 10,000,000 shares of N1 each.

(g) By an Annual General Meeting Resolution of August 2, 1978 the authorised share capital was further increased to N50,000,000 by the creation of 20,000,000 shares of N1 each.

(h) By an Annual General Meeting Resolution of July 28, 1981 the authorised share capital was further increased to N100,000,000 by the creation of 30,000,000 Non-Voting Cumulative Redeemable Preference Shares of N1 each and an additional 20,000,000 ordinary shares of N1 each.

(i) By an Annual General Meeting Resolution of July 30, 1986 the 30,000,000 Non-Voting Cumulative Redeemable Preference Shares forming part of the N100,000,000 authorised share capital were redenominated as 30,000,000 ordinary shares of N1 each.

(j) By an Annual General Meeting Resolution of July 25, 1990 the authorised share capital was further increased to N200,000,000 by the creation of 100,000,000 shares of N1 each.

(k) By an Annual General Meeting Resolution of July 24, 1991 the authorised share capital comprising 200,000,000 ordinary shares of N1 each was sub-divided into 400,000,000 ordinary shares of 50k each.

(l) By an Annual General Meeting Resolution of September 8, 1994 the authorised share capital was further increased to N300,000,000 divided into 600,000,000 ordinary shares of 50k each.

(m) By an Annual General Meeting Resolution of October 16, 1997 the authorised share capital was further increased to N1,000,000,000 by the creation of 1,400,000,000 ordinary shares of 50k each.

(n) By an Annual General Meeting Resolution of August 2, 2001 the authorised share capital was further increased to N2,000,000,000 by the creation of 2,000,000,000 ordinary shares of 50k each.

(o) By an Annual General Meeting Resolution of September 30, 2004 the authorised share capital was further increased to N6,000,000,000 by the creation of 8,000,000,000 ordinary shares of 50k each.

We, the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Bank set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares Taken by each Subscriber
1. **JOHN AGER,** 9, Probyn Road, Ikoyi, Nigeria. Bank Manager	(1) One
2. **DENIS GEORGE ANDREW O'MAHONY** 14, Mekunwen Road, Ikoyi, Nigeria Bank Official	(1) One
3. **HAMISH STUART SIM,** 40, Gerrard Road, Ikoyi, Nigeria Bank Official	(1) One
4. **OLUDAISI OLABODE OGUNTUYO** 81, Tokunboh Street, Lagos, Nigeria. Bank Official	(1) One
5. **STEPHEN OBIESHE IBISI** 47, Tejuoso Street, Surulere, Lagos, Nigeria Bank Official	(1) One
6. **JOHN ALBERT HENRY LAURENCE** 63, Marina, Lagos, Nigeria Chartered Secretary	(1) One
7. **ALAN WHITTAKER,** Chartered Accountant 63, Marina, Lagos, Nigeria	(1) One
TOTAL SHARES TAKEN	7 (Seven)

DATED this 20th day of February, 1961

WITNESS to the above Signatures: M. J. C. Young, Barrister-at-Law
MICHAEL JOHN CHARLTON YOUNG,
7A, Probyn Road, Ikoyi, Lagos, Nigeria.

FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

UNITED BANK FOR AFRICA PLC

TABLE A

1 Subject as hereinafter provided and except where the same are varied by or inconsistent with these Articles of Association, Regulations contained in table "A" in the First Schedule to the Companies and Allied Matters Act (hereinafter called Table "A" shall apply to this company.

2. In these Articles the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context:-

	WORDS	MEANINGS
(a)	**The Bank**	The United Bank for Africa Plc
(b)	**The Act**	The Companies and Allied Matters Act 1990 and every other statute for the time being in force concerning limited liability companies and affecting the Bank.
(c)	**These Articles**	The Articles of Association and the regulations of the Bank for the time being in force.
(d)	**The Office**	The registered office for the time being of the Bank.
(e)	**The Banking Decree**	The Banks and Other Financial Institutions Decree 1991 and any statutory modification thereof in force from time to time.
(f)	**The Central Bank**	The Central Bank of Nigeria established under the Central Bank of Nigeria Decree 1991 and any statutory modification thereof in force from time to time.
(g)	**The Examiner**	Any officer of the Central Bank appointed pursuant to the provisions of Section 30 of the Banking Decree.

(h)	**The Council**	The Council of the Nigerian Stock Exchange or any other Exchange on which for the time being the Bank's shares may be quoted.
(i)	**The Exchange**	The Nigerian Stock Exchange or any other Exchange on which for the time being the Bank's shares may be quoted.
(j)	**The Directors**	The Directors for the time being of the Bank.
(k)	**The Board**	The Directors or any of them acting as the Board of the Bank.
(l)	**The Chairman**	Includes the Vice-Chairman so however that he shall only exercise the powers of the Chairman if the office is vacant or the Chairman is absent, unwilling or incapable of acting.
(m)	**Member**	Anybody whose name appears in the Register of members of the Bank
(n)	**The Seal**	The common seal of the Bank.
(o)	**Month**	Calendar Month.
(p)	**Secretary**	Includes a Deputy, Temporary or Assistant Secretary and any other person appointed by the Directors to perform any of the duties of the Secretary.
(q)	**Paid Up**	Includes credited as paid up.
(r)	**Auditors**	Auditors for the time being of the Bank
(s)	**Dividend**	Includes bonus shares.
(t)	**In Writing**	Written, printed, lithographed, photographed, cabled, telexed or visibly expressed in all or any of these or any other modes of representing or reproducing words.
(u)		Words importing the singular number shall include the plural number and vice versa.
(v)		Words importing the masculine gender shall include the feminine gender, and
(w)		Words importing persons shall include corporations. Subject as aforesaid, any words or expressions defined in the Act shall bear the same meanings in these Articles.

3. Expressions in these presents referring to writing shall unless contrary intention appears be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form.

4. Unless the context otherwise requires, words or expressions contained in these presents shall bear the same meaning as in the Act or any statutory modification thereof in force at the date at which these presents become binding on the Bank.

PUBLIC COMPANY

5. The Bank shall be a public company and accordingly:-

   A. The number of members of the Bank is not restricted.

   B. The public may subscribe for any shares, debenture or debenture stock or any other securities of the Bank.

   C. The right to transfer shares shall not be restricted except as hereinafter provided.

BUSINESS

6. The Bank shall duly comply with the provisions of the Act as to the minimum subscription on which the Bank may proceed to an allotment of its shares.

7. The business of the Bank may be carried on only as long as the Bank holds a valid licence granted under the provisions of the Banking Act.

8. Subject as aforesaid any branch or kind of business which by the Memorandum of Association of the Bank, or these Articles, is either expressly or by implication authorised to be undertaken by the Bank may be undertaken by the Directors at such time or times as they shall think fit, and further, may be suffered by them to be in abeyance, whether such branch or kind of business may have actually been commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such branch or kind of business.

9. The Office shall be at such place in Nigeria as the Directors shall from time to time appoint.

SHARES

10. The Share Capital of the Bank is N6,000,000,000 (Six billion Naira) divided into 12,000,000,000 (Twelve Billion) ordinary shares of 50k each.

11. Subject to the provisions of Articles 50 and the applicable law, the shares in the capital of the Bank may be allotted, or otherwise disposed of, to such persons, for such consideration and upon such terms and conditions, as to payment by way of deposit, instalment, or calls or as to the amount or time or payment of calls and at such times as

the Directors may determine, but so that except as provided by the Act, no shares shall be issued at a discount and they may make arrangements on the issue of any shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls. The Directors may for valuable consideration grant to any person any call or right of pre-emption in respect of or any option to take shares.

12. Nothing contained in these Articles shall preclude the Directors from allowing the allotment of any share to be renounced by the allottee in favour of some other person.

13. Subject to all such approvals as are required and to the restrictions specified in the Act, the Bank may acquire its own shares for any purpose permitted under the Act or as may be stipulated by the Board of Directors from time to time.

14. The Bank or the Directors on its behalf may pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional for any shares in the capital of the Bank such commission not to exceed 10 per cent of the price at which the shares are issued or an amount equivalent thereto. Any such commission may be paid in cash or in fully paid shares of the bank at par, or partly in one way and partly in the other, as may be arranged. The requirements of the Act shall be observed so far as applicable. The Bank or the Directors on behalf of the Bank may also on the issue of shares pay such brokerage as may be lawful.

15. If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividends or other moneys payable in respect of such shares.

16. Except as required by law, no person shall be recognised by the Bank as holding any share upon trust, and the Bank shall not be bound by nor recognise any equitable, contingent, future or partial interest in any share or interest in any fractional part of a share, or (except only as these Articles otherwise expressly provide or as by law required or under an order of Court) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

SHARE CERTIFICATES

17. Subject to the applicable law, the rules of the Exchange in force from time to time and such regulations as the Directors may make from time to time, every Member shall be entitled:

    a. without payment to one certificate for all his shares of each class and when part of the shares comprised in a certificate is sold or transferred to a new certificate for the remainder of the shares so comprised, or

    b. upon payment of such sum as the Directors may from time to time determine, to several certificates, each for one or more of his shares of any class.

    Every certificate shall be issued within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide)

shall be under the Seal, shall bear the autographic signatures of one Director and the Secretary and shall specify the shares to which it relates and the amount paid up thereon, and the distinguishing number (if any) PROVIDED that the Bank shall not be bound to register more than three people as the joint holders of any shares (except in the case of executors or administrators or trustees of a deceased member) and in respect of a share held jointly by several persons, the Bank shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

18. If any certificate is worn out or defaced, then upon delivery thereof to the Directors they may order the same to be cancelled and may issue a new certificate in lieu thereof, and if any certificate is lost or destroyed then, upon proof thereof to the satisfaction of the Directors and on such indemnity whether with or without security, as the Directors may deem adequate being given, and on payment to the Bank of any expenses incurred by the Bank in investigating the title to the shares or in connection with the proof of such loss or destruction or with such indemnity, a new certificate in lieu thereof may be issued to the persons entitled to the shares represented by such lost or destroyed certificate. A sum, as the Directors may from time to time determine shall be paid to the Bank for every certificate issued under this Article.

19. The Directors may from time to time (subject to any terms on which any shares may have been issued) make such calls as they think fit upon the members in respect of all moneys unpaid on their shares provided that 14 days' notice at least be given of each call and that no call shall exceed one-fourth of the nominal amount of a share or be made payable within two months after the last preceding call was payable. Each member shall be liable (joint holders being jointly and severally liable) to pay the calls so made, and any money payable on any share under the terms of the allotment thereof, to the persons and at the times and places appointed by the Directors. A call may be revoked or the time fixed for its payment postponed by the Directors.

20. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

21. If any call payable in respect of any share or money payable on any share under the terms of the allotment thereof be not paid on or before the day appointed for payment, the holder or allottee of such share shall be liable to pay interest upon such call or money from such day until it is actually paid at the rate of 10 per cent per annum or such rate as may be fixed by the Directors.

22. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money unpaid upon any of the shares held by him beyond the sums actually called for. Such advance shall extinguish, so far as it shall extend the liability existing upon the shares in respect of which it is received. Upon the money so paid in advance, or upon so much thereof as from time to time exceeds the amount of calls then made upon the shares in respect of which such advance has been made, the Directors may pay interest at such rate as they may deem fit. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

TRANSFER OF SHARES

23. The transfer of any share in the Bank shall be done in the manner or form prescribed by the rules and regulations of the relevant Exchange and regulatory authorities in force from time to time. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the Register of Members in respect thereof. Shares of different classes shall not be transferred on the same instrument of transfer. No fee shall be paid to the Bank in respect of the registration of any transfer.

24. The Directors may refuse to register any transfer of shares not fully paid up or any transfer of a share on which the Bank has a lien. Notice of any refusal to register a transfer of any shares or debentures shall be sent to the transferee within two months after the date on which the transfer was lodged with the Bank.

25. Share transfers shall be perfected upon the presentation of such evidence as the Directors may require in accordance with the laws and regulations in force at the material time. Thereupon the transferee shall (subject to these Articles) be registered as a Member in respect of such shares.

TRANSMISSION OF SHARES

26. The executors or administrators of a holder and in the case of the death of a joint holder, the survivor or survivors shall alone be recognised by the Bank as having any title to the shares registered in the name of the deceased Member, but nothing herein contained shall be taken to release the estate of a deceased joint holder from any liability in respect of shares held by him jointly with any other person.

27. Subject to the regulations of these Articles, any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall have the right, upon production of the share certificate or such evidence of title as may be required by the rules and regulations of the Exchange and other regulatory authorities and by the Directors either to be registered as a Member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or bankrupt Member could have made, but the Directors shall in either case have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt Member before the death or bankruptcy.

28. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall be entitled to receive and may give a good discharge for all dividends and other moneys payable in respect thereof, but he shall not be entitled to receive notice of or to attend or vote at Meetings of the Bank or of holders of such shares, or save as aforesaid to any of the rights or privileges of a Member unless and until his name shall have been entered in the Register of Members in respect of such share.

29. The Register of Members may be closed during such period or periods as the Directors may think fit, not exceeding in the whole thirty days in each year.

LIEN ON SHARES

30. The Bank shall have a first and paramount lien and charge on all the shares not fully paid up registered in the name of a Member (whether solely or jointly with others), for all moneys due to the Bank from him or his estate, either alone or jointly with any other person, whether a Member or not, and whether such moneys are presently payable or not. The Bank's lien (if any) on a share shall extend to all dividends payable thereon, provided that the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

31. For the purpose of enforcing such lien, the Directors may sell all or any of the shares subject thereto in such manner as they think fit, but no sale shall be made until such time as the moneys are presently payable and until a notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default, shall have been served in such manner as the Directors shall think fit on such Member or the person (if any) entitled by transmission to the shares, and default in payment shall have been made for fourteen days after such notice.

32. The net proceeds of any such sale shall be applied in or towards satisfaction of the amount due, and the residue (if any) shall be paid to the Member or the person (if any) entitled by transmission to the shares; provided always that the Bank shall be entitled to a lien upon such residue in respect of any moneys due to the Bank but not presently payable like that which it had upon the shares immediately before the sale thereof.

33. Upon any such sale aforesaid, the Directors may authorise some person to transfer the shares sold to the purchaser and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by any irregularity or invalidity in the proceedings or be bound to see to the application of the purchase money, and after his name has been entered in the register, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Bank exclusively.

FORFEITURE AND SURRENDER OF SHARES

34. If any Member fails to pay any call or money payable under the terms of allotment of a share on the day appointed for payment thereof, the Directors may at any time, while the same remains unpaid, serve a notice on him requiring him to pay the same, together with any interest that may have accrued thereon, and any expenses that may have been incurred by the Bank by reason of such non-payment.

35. The notice shall name a further day, not being less than twenty-one days from the service of the notice, on or before which such call or other money, and all interest and expenses that have accrued by reason of such non-payment are to be paid, and the place where payment is to be made (the place so named being either the Office, or some other place at which calls of the Bank are usually made payable) and shall state that in the event of non-payment on or before the day and at the place appointed, the share in respect of which such payment is due will be liable to be forfeited.

36. If the requirement of any such notice as aforesaid is not complied with, the share in respect of which such notice has been given may at any time thereafter before payment of all moneys due thereon with interest and expenses shall have been made, be forfeited by a resolution of the Directors to that effect.

37. Any share forfeited shall be deemed to be the property of the Bank, and may be held, re-allotted, sold, or otherwise disposed of in such manner as the Directors think fit, and in case of re-allotment, with or without any money paid thereon by the former holder being credited as paid up; but the Directors may at any time before any shares so forfeited shall have been re-allotted, sold or otherwise disposed of, annul the forfeiture thereof upon such conditions as they may think fit.

38. Any Member whose shares have been forfeited, shall notwithstanding such forfeiture be liable to pay to the Bank all calls or other money, interest and expenses (whether presently payable or not) owing in respect of such shares at the time of forfeiture, together with interest thereon from the time of forfeiture until payment by such Member or re-allotment of the said shares as the case may be at a rate to be determined by the Directors from time to time.

39. In the event of the re-allotment or sale of a forfeited or surrendered share or the sale of any share to enforce a lien of the Bank, a Certificate in writing under Seal that the share has been duly forfeited, surrendered or sold in accordance with the regulations of the Bank shall be sufficient evidence of the facts therein stated as against all persons claiming the share. For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. A document acknowledging the sale/re-allotment shall be delivered to the purchaser or allottee, and he shall be registered in respect thereof, and thereupon he shall be deemed the holder of the share discharged from all calls or other money, interest and expenses due prior to such purchase or allotment, and he shall not be bound to see to the application of the purchase money or consideration, nor shall his title to the share be affected by any irregularity in the forfeiture, surrender or sale.

40. The provisions of these presents as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share, becomes payable at a fixed time whether on account of the nominal value of the share or by way of premium, as if the same has been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

41. The Bank may, from time to time by resolution of a General Meeting, convert all or any of its paid-up shares into stock and may from time to time, in like manner, re-convert any such stock into paid-up shares of any denomination.

42. When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Bank in General Meeting shall direct, but in default of any such direction in the same manner and subject to the same regulation as and subject to which shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances will admit. But the Directors may, if they think fit, from time to time fix the minimum amount of stock transferable,

provided that such minimum shall not exceed the nominal amount of the individual shares from which the stock arose and direct that fractions of a Naira shall not be transferable, with power nevertheless at their discretion to waive the observance of such rules in any particular case.

43. The several holders of stock shall be entitled to participate in the dividends and profits of the Bank according to the amount of their respective interests in such stock and such interests shall, in proportion to the amount thereof, confer on the holders respectively the same rights as to voting at meetings of the Bank and for other purposes as if they held the shares for which the stock arose, but so that none of such rights, except the participation in the dividends, profits and assets of the Bank, shall be conferred by any fractional part of the amount for the time being prescribed by or pursuant to these Articles as the minimum of the stock of the class to be transferred.

44. Stock of any class shall only be held in sums or multiples of the amount for the time being prescribed by the Directors pursuant to these Articles as the minimum amount of stock of the class to be transferred; and if and whenever any Members' holdings of stock of any class for any reason consist of or include fractions of the sum prescribed as aforesaid, the Directors shall be empowered to sell the stock represented by such fractional holdings for the best price reasonably obtainable and shall pay and distribute the net proceeds of sale to and amongst the Members entitled to such fractions in due proportions. For the purpose of giving effect to any such sale the Directors may authorise any person to transfer the stock sold to the purchaser thereof and the purchaser shall be registered as the holder of the stock comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the stock be affected by any irregularity or invalidity in the proceedings with reference to the sale.

45. All such provisions of these Articles as are applicable to paid-up share shall apply to stock, and in all such provisions the words "share" and "shareholder" shall include "stock and "stockholder".

ALTERATION OF CAPITAL

46. The Bank may from time to time in General Meeting:-

(a) Consolidate and divide all or any of its share capital into shares of a larger amount;

(b) Cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, and may by Special Resolution sub-divide its share capital or any part thereof into shares of smaller amount subject nevertheless to the provisions of Section 100(1) (c) of the Act and so that as between the resulting shares one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares.

47. Subject to the provisions of the Act and the Banking Decree, the Bank may by special resolution reduce its share capital.

INCREASE OF CAPITAL

48. The Bank may from time to time in General Meeting whether all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

49. Subject to the provisions hereinafter contained as to the consent of the holders of any class of shares, where such consent is necessary such new shares may be issued with any preferences, priorities or special or qualified or restricted rights in the payment of dividends or as to capital or in the distribution of assets or otherwise as compared with any other shares of any class, and whether then already issued or not, as shares ranking equally with any other such shares, or as deferred shares or with any special rights of or restrictions (whether absolute or partial) against voting as the Bank in General Meeting may direct. Subject to, or in default of any such direction, the provisions of these Articles shall apply, to the new capital in the same manner in all respects as to the original capital of the Bank.

50. Subject to the applicable laws and any directions to the contrary that may be given by the Bank in General Meeting, all new shares shall before issue be offered to the existing Members in proportion as nearly as the circumstances admit to the amount of their respective holdings. The offer shall be made by notice specifying the number of shares offered and limiting a time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered the Directors may dispose of the same in such manner as they think most beneficial to the Bank. They may likewise so dispose of any new shares which by reason of the ratio which the new shares bear to the shares held by the existing members cannot in the opinion of the Directors be conveniently offered under this Article.

MODIFICATION OF RIGHTS

51. The holders of any class of shares may at any time and from time to time and whether before or during liquidation, by a special resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the sub-division of shares of one class into shares of different classes, or any alterations in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Bank's capital affecting the class of shares in a manner not otherwise authorised by these, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind in or before liquidation, or to any contract for the sale of the whole or any part of the Bank's property or business determining the way in which as between the several classes of

shareholders, the purchasers consideration shall be distributed, and generally consent to any alteration or abrogation of rights, contract, compromise or arrangement which the persons voting thereon could if sui juris and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class. This Article shall not be read as implying the necessity for such consent in any case in which but for this Article the object of the resolution could have been effected without it under the provisions contained in these Articles.

52. Any meeting for the purpose of the last preceding Article shall be convened and conducted in all respects as nearly as possible in the same way as an Extraordinary General Meeting of the Bank provided that no Member, not being a Director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution, and that no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) be two Members at least holding or representing by proxy one-third of the issued shares of that class, and that at any such meeting a poll may be demanded in writing by the Chairman of the meeting or by any Member present in person or by proxy and entitled to vote at the meeting.

CONVENING OF GENERAL MEETINGS

53. A general meeting to be called the Annual General Meeting shall be held once in every calendar year, at such time and place as may be determined by the Directors but so that not more than fifteen months shall elapse between the holding of any two successive meetings.

54. All general meetings other than the Annual General Meeting shall be called Extraordinary General Meetings.

55. An Extraordinary General Meeting may be convened by the Directors whenever they think fit, or in default may be convened by such requisitions as are provided by Section 215 of the Act.

NOTICE OF GENERAL MEETINGS

56. Annual General Meetings and all General Meetings of the Bank shall be called by twenty-one days notice in writing at the least. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business the general nature of that business shall be given in the manner hereinafter mentioned or in such other manner (if any) as may be prescribed by the Bank in General Meeting, to such persons as are, under the Articles of the Bank, entitled to receive such notices from the Bank.

PROVIDED that a meeting of the Bank shall, notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:-

(a) in the case of a meeting called as the Annual General Meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of Members having a right to attend and vote at the meeting, being a majority together representing not less than ninety-five per cent of the total voting rights at that meeting of all the Members.

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

57. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. Twenty-five Members present in person or by proxy or by representatives shall be a quorum at a General Meeting.

58. If within one hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such day in the next week, at such time and place as may be appointed by the Chairman and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Member or Members present and entitled to vote whatever their number, shall be a quorum and shall have power to decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place.

59. The Chairman with the consent of any meeting at which a quorum is present may adjourn the meeting from time to time and from place to place, as the meeting shall determine. Whenever a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Save as aforesaid, the members shall not be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

60. The Chairman of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any meeting he shall not be present within one hour after the time appointed for holding the same or shall be unwilling to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only be present he shall preside as Chairman if willing to act. If there be no Director present who shall be willing to act, the Members present shall choose one of their number to act as Chairman of the Meeting.

VOTES OF MEMBERS

61. At any General Meeting of the Bank, a resolution put to the vote in the first instance shall be decided by a show of hands, and when there is need, shall be decided by ballot of Members exercising their voting rights in proportion to their contribution to the paid up share capital of the Bank in accordance with the provisions of Section 10 of the Banking Act.

62. The election of a Chairman of a meeting or any question of adjournment may also be determined in accordance with the provisions of Section 10 of the Banking Act.

63. In the case of any equality of votes, the Chairman of the meeting shall be entitled to a further casting vote in addition to the votes to which he may be entitled as a Member.

64. Subject to any special rights or restrictions as regards voting for the time being attached to any share in the capital of the Bank, on a show of hands, every Member who (being an individual) is present in person or (being a corporation) is present by a representative or proxy, not being himself a Member, shall have one vote and in case of a ballot every Member who is present in person or by proxy shall have one vote for every share held by him.

65. If a Member be a lunatic, idiot, or of unsound mind, he may vote by his receiver, committee, trustees, or other legal curator, and such last-mentioned persons may give their votes by proxy on a poll.

66. If two or more persons are jointly entitled to a share, then, in voting upon any question, the vote of a senior who tenders a vote, whether in person or proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

67. Save as herein expressly provided, no person other than a Member duly registered, and who shall have paid everything for the time being due from him and payable to the Bank in respect of his shares, shall be entitled to be present or to vote on any question either personally or by proxy at any General Meeting.

68. Votes may be given either personally or by proxy. Any person may act as a proxy notwithstanding that he is not entitled to be present and vote in his own right as a Member.

69. Any corporation which is a Member of the Bank, may, by resolution of its Directors or other governing body, authorise any person to act as its representative at any meeting of the Bank or of any class of Members thereof; and such representatives shall be entitled to attend meetings, speak, demand a poll, act as proxy and in all other respects to exercise the same rights and powers on behalf of such corporation, as that corporation could exercise if it were an individual shareholder of the Bank.

70. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if such appointor is a corporation, under its common seal, if any, and if none, then under the hand of some officer or attorney duly authorised in that behalf. No instrument appointing a proxy shall be valid after the expiration of twelve months from its date except at an adjourned meeting or on a poll demanded at a meeting or adjourned meeting in cases where the meeting was originally held within twelve months after the date of such instrument.

71. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority

shall be deposited at the Office at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote or in the case of a poll, at least twenty-four hours before the time appointed for taking the poll, otherwise the person so named shall not be entitled to vote in respect thereof.

72. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which it was executed, or the transfer of the shares in respect of which the vote is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office one hour or at least before the time fixed for holding the meeting.

73. Any instrument appointing a proxy shall be in the following form or as near thereunto as circumstances will admit:-

UNITED BANK FOR AFRICA PLC

Form of Instrument
Appointing a Proxy

I ....being a Member of UNITED BANK FOR AFRICA PLC hereby

appoint of .... or failing him .... of .... to vote for me and on my behalf at the (Annual or Extraordinary, as the case may be) General Meeting of the Company to be held on the .... day of .... and at every adjournment thereof.

As witness my hand this .... day of ....19....or in such other forms as the Directors may from time to time approve.

NUMBER AND APPOINTMENT OF DIRECTORS

74. The number of Directors shall not be less than eight (8) or more than twenty (20). The Board structure shall consist of one (1) Non-Executive Chairman, one (1) Non-Executive Vice-Chairman, one (1) Managing Director, six (6) Executive Directors one of whom may be appointed Deputy Managing Director and eleven (11) Non-Executive Directors.

75. The Bank may from time to time in General Meeting increase or reduce the number of Directors, and upon any resolution for an increase may appoint the additional Director or Directors necessary to carry the same into effect, and may also determine in what rotation such increased or reduced number are to retire from office.

76. The Directors may from time to time appoint any other person to be a Director either to fill a casual vacancy or by way of addition to the Board, but so that the maximum

fixed by these Articles shall not be thereby exceeded. Any Director appointed under this Article shall hold office only until the Annual General Meeting following next after his appointment when he shall retire but shall be eligible for election as a Director at that meeting.

77. The continuing Directors may act notwithstanding any vacancy in their body, provided that in case the number of the Directors shall at any time be reduced to a number less than the minimum number fixed by these Articles, it shall be lawful for the remaining Director or Directors to act for the purpose of making up their number to such minimum or calling a General Meeting of the Bank but not for any other purpose.

ALTERNATE DIRECTORS

78. Each Director shall have power to nominate any person approved for that purpose by a majority of the other Directors, to act or attend as alternate Director in his place during his absence from any meeting or his inability to act as such Director, and at his discretion to remove such alternate Director. Such alternate Director shall except as regards share qualification and remuneration be subject in all respects to the terms and conditions existing with reference to the other Directors, and each alternate Director, while acting in the place of a Director who is unable to act as a Director, shall enjoy all the rights of and exercise and discharge all the duties of the Director he represents.

79. Every person acting as an alternate Director shall be an officer of the Bank and he shall not be deemed to be the agent of the Director whom he represents. The remuneration of any alternate Director shall be payable out of the remuneration payable to the Director whom he represents, and shall consist of such portion of the last-mentioned remuneration as shall be agreed between the alternate Director and the Director whom he represents.

QUALIFICATION AND REMUNERATION

80. A Director shall not be required to hold any share qualification.

81. The Directors shall be entitled to such remuneration as shall from time to time be determined by the Bank in general meeting and such remuneration shall be divided among the Directors as they may by resolution determine or, failing such determination, equally, except that in the event of any Director holding office for less than a year he shall only rank in such division pro-rata to the period during which he has held office in the year. The Directors (including alternate Directors) shall be entitled to be repaid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Bank or in connection with the business of the Bank.

82. The Directors may grant special remuneration to any Director who, being called upon, shall be willing to render any special extra services to the Bank, or to go or reside outside Nigeria in connection with the conduct of the affairs of the Bank. Such special remuneration may be made payable to such Director in addition to or in substitution

for his ordinary remuneration as a Director, and may be made payable by a lump sum or by way of salary, or by a percentage of profits, or by any or all of those modes.

83. The Directors on behalf of the Bank may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place with the Bank or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

STATUTORY RESTRICTIONS ON DIRECTORS

84. (1) A Director who is any way interested whether directly or indirectly in any advance, loan or credit facility or proposed advance loan or credit facility or any contract of any other nature with the Bank shall declare or cause to be declared the nature of his interest at a meeting of the Board in accordance with the provisions of Section 18 of the Banking Act or of Section 276 and 277 of the Act, as the case may be.

(2) A Director shall not vote in respect of any advance, loan, credit facility, contract or arrangement in which he is interested, and if he should do so, his vote shall not be counted. None of these prohibitions shall apply to:-

(a) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Bank; or

(b) any arrangement for the giving by the Bank of any security to a third party in respect of a debt or obligation of the Bank for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(c) any contract by a Director to subscribe for or underwrite shares or debentures of the Bank; or

(d) any arrangement with any other Company in which he is interested only as an officer of the Company or as a holder of shares or other securities; or

(e) any act or thing done under Article 81.

(3) A Director may hold office or place of profit under the Bank (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Bank either with regard to his tenure of any such other office or place of profit or as vendor or purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Bank in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Bank for any profit realised from any such contract

or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.

(4) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat, he or any other Director is appointed to hold any such office or place of profit, under the Bank or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement of the terms thereof.

(5) Any Director may act by himself or for his firm in a professional capacity for the Bank, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director. Provided that nothing herein contained shall authorise a Director or his firm to act as Auditor of the Bank.

85. No Director shall without the prior approval in writing of the Central Bank of Nigeria be granted or permitted to have outstanding unsecured advances or loans, or unsecured facilities, of an aggregate amount in excess of N1,000,000.00 whether jointly or severally with any other Director or be interested as Director, partner, manager, or agent in any firm, partnership or private company which has been granted or permitted to have outstanding such advances, or loans in excess of such sum or be a guarantor of any such person or jointly or severally maintain an interest of more than 5% either directly or indirectly in a public company or private company which has such advances, loans or credit facilities and in this clause a Director shall include the wife, husband, father, mother, brother, sister, son or daughter of a Director and their spouses.

POWERS AND DUTIES OF DIRECTORS

86. The business of the Bank shall be managed by the Directors who may pay all expenses of or incidental to the promotion, formation, registration and advertising of the bank and the issue of its capital. The Directors may exercise all the powers of the Bank, subject, nevertheless, to the provisions of the Act and of these Articles, and to such regulations (being not inconsistent with any such provisions) as may be prescribed by the Bank in General Meeting, but no regulations made by the Bank in General Meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

87. Without restricting the generality of the foregoing powers, the Directors may do the following things:-

(a) Establish local boards, local managing or consulting committees, or local agencies in Nigeria or elsewhere, and appoint any one or more of their number or any other person to be members thereof, with such powers and authorities, under such regulations, for such period, and at such remuneration as they may deem fit, and may revoke any such appointment.

(b) Delegate to the Managing Director any of their powers upon such terms and conditions and with such restrictions and remuneration as they may think fit and may from time to time revoke, withdraw, alter or vary all or any of such powers.

(c) Appoint, from time to time, any one or more of their members to be Managing Director, Deputy Managing Director or Executive Directors, on such terms as to remuneration, and with such powers and authority and for such a period as they may deem fit, and may, subject to the terms of any agreement entered into in any particular case revoke such appointments. The Managing Director so appointed shall not while he continues to hold office be subject to retirement by rotation but shall be subject to the same provisions as to vacation, disqualification and removal as the other Directors of the Bank: The Executive Directors or Deputy Managing Director so appointed may exercise the powers delegated to the Managing Director in (b) above if so authorised by the Managing Director. The Executive Directors or Deputy Managing Director shall in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Board of Directors and Managing Director.

(d) Enter into any agreement with any Director providing for his appointment, as from a future date, to the office of Managing Director or to any other office or place of profit under the Bank, on such terms as to payment of a retaining fee pending his appointment and remuneration, and with such powers and authorities and for such period as they deem fit, and may, subject to the terms of any agreement entered into in any particular case, revoke such agreement. Any Director so appointed as from a future date to the office of Managing Director shall not while the agreement relating to such appointment remains in force be subject to retirement by rotation but shall (subject to the same provisions of any such agreement as aforesaid) be subject to the same provisions as to resignation and removal as the other Directors of the Bank.

(e) Appoint any person or persons, whether a Director or Directors of the Bank or not and whether or not, to hold in trust any property belonging to the Bank, or in which it is interested, or for any other purposes, and execute all such instruments and do all such things as may be required in relation to such trust and the Directors may provide for the remuneration of any such trustee and for his indemnification so far as is permitted by the Act.

(f) Appoint, in order to execute any instrument or transact any business outside Nigeria, any person or persons attorneys of the Directors or the Bank with such powers as they deem fit, including power to appear before all proper authorities and make all necessary declarations so as to enable the Bank's operations to be validly carried on outside Nigeria.

(g) Borrow or raise any sum or sums of money upon such terms as to interest or otherwise as they may deem fit, and for the purpose of securing the same and interest, or for any other purpose, create, issue, make and give respectively any perpetual or redeemable debentures, or any mortgage or charge on the undertaking or the whole or any part of the property, present or future, or

uncalled capital of the Bank, and any debentures and other securities may be made assignable free from any equities between the Bank and the person to whom the same may be issued.

(h) Make, draw, accept, endorse and negotiate respectively promissory notes, bills, cheques or other negotiable instruments, provided that every promissory note, bill, cheque or other negotiable instrument drawn, made or accepted, shall be signed by such person or persons as the Directors may appoint for the purpose.

(i) Invest or lend the funds of the bank not required for immediate use in or upon such investments as they deem fit and from time to time transpose any investment.

(j) Sell, let, exchange, or otherwise dispose of, absolutely or conditionally, all or any part of the property, privileges and undertaking of the Bank, upon such terms and conditions and for such consideration as they may think fit.

88. The Register of Charges may be closed during such periods (not exceeding in the whole thirty days in any year) as the Directors shall think fit. The fee to be payable by any person other than a creditor or Member of the Bank for each inspection of the Register of Charges to be kept under the Act shall be as the Directors may from time to time determine.

PROCEEDINGS OF DIRECTORS

89. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise fixed by the Directors, the quorum shall be eight Directors. The Directors shall be given notice in writing at least fourteen days prior to the date of any meeting of the Board of Directors unless a majority of the Directors agree to such shorter period of notice as is reasonable under the circumstances.

90. The Chairman may and on the request of a Director, the Secretary shall at any time summon a meeting of the Directors.

91. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

92. The Directors may elect from among themselves a Chairman and a Vice Chairman and determine the period for which they shall hold office as Chairman and Vice Chairman. The Chairman shall preside at the meeting of the Directors and if at any meeting the Chairman be not present at the time appointed for the meeting and if either of them who may be present is unwilling to act as Chairman of such meeting, the Directors present may choose one of their members to be Chairman of that meeting. The Chairman shall not while he continues to hold office be subject to retirement by rotation.

93. The Directors may delegate any of their powers, other than the powers to make calls, to Committees, consisting of such member or members of their body as they think fit. Provided that the extent of borrowing powers exercised by a Committee shall be determined by the Board and any borrowing powers exercised by a Committee shall be brought to the attention of the Board. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors.

94. The meetings and proceedings of any such Committee consisting of two or more members, shall be governed by the provisions therein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto, and are not superseded by any regulations made by the Directors under the last preceding Article.

95. All acts done by any meeting of the Directors, or of a Committee of the Directors, or by any person acting as Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director, or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director.

96. The Directors shall cause minutes to be made, in books provided for the purpose, of all resolutions and proceedings of General Meetings and of meetings of the Directors or Committee of the Directors, and any such minutes, if signed by any person purporting to be the Chairman of the meeting to which they relate, or at which they are read shall be received as prima facie evidence of the facts therein stated.

97. A resolution in writing, signed or affixed by all the Directors for the time being entitled to receive notice of a meeting of the Directors, shall be as valid and effectual as if it has been passed at a meeting of the Directors duly convened and held. Approval of any such resolution as aforesaid may be given by letter, cable, telegram or telex transmission and any such letter, cable, telegram or telex transmission purporting to have been initialled by or signed by a Director shall be assumed to have been so signed or initialled.

98. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Bank (including the Memorandum and Articles of Association) and any resolutions passed by the Bank or the Directors or any committee of the Directors and any books, records, documents and accounts relating to the business of the Bank and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are kept elsewhere than at the Office, any Branch Manager or other Officer of the Bank having the custody thereof shall be deemed to be a person appointed by the Directors for the purpose aforesaid. A document so signed need not be under the common Seal of the Bank.

DIRECTORS' REPRESENTATIVES

99. Any Director may by writing under his hand appoint another person, whether a Director of the Bank or not, to act as his representative at any meeting of the Directors

or of any Committee of the Directors which the Director making such appointment is entitled to attend. A representative so appointed shall be entitled to attend at any meeting for which he is appointed and at which the Director appointing him is not present, and to vote on behalf of the Director at such meeting on any resolution on which his appointor would have been entitled to vote, and he shall be deemed to be the agent of the Director appointing him and not to be an Officer of the Bank. An appointment under this Article may either be made for a particular meeting, or meetings, or for any meetings held during a specified period. A person may be appointed under this Article to act as a representative of more than one Director at the same meeting and shall be entitled to a separate vote on behalf of each of his Appointors in addition to the vote which he may be entitled as a Director of the Bank. A Director whose representative duly appointed under this Article and not being himself a Director, is present at a meeting shall be counted as present for the purpose of constituting a quorum.

VACATION OF OFFICE AND DISQUALIFICATION OF DIRECTORS

100. The office of a Director shall be vacated:-

(i) If by notice in writing to the Bank he resigns from the office of Director.

(ii) If he accepts or holds any other office in the Bank other than such office as is authorised by these Articles.

(iii) If he is adjudged to be a lunatic or becomes of unsound mind.

(iv) If he becomes bankrupt or suspends payment of his debts or compounds with his creditors.

(v) If he be convicted of any offence involving dishonesty or fraud.

(vi) If he be sentenced to a term of imprisonment without the option of a fine and the right of appeal therefrom has been exhausted in respect of a felony other than in respect of a traffic offence.

(vii) If he absents himself from meetings of the Directors on three consecutive occasions without leave of the Directors.

(viii) If he becomes prohibited from being a Director by reason of any order made under Section 254 of the Act.

(ix) If his being a Director would cause the Bank to be in contravention of the provisions of the Banking Decree.

(x) If he has been a Director of, or directly concerned in the management of a Bank licensed in Nigeria which has been wound up by a High Court unless with the express authority of the Governor of the Central Bank of Nigeria he be permitted to act or continue to act as a Director of the Bank.

(xi) If he be convicted of any offence under the provisions of Section 18 of the Banking Decree.

ROTATION OF DIRECTORS

101. At the Annual General Meeting in every year, one- third of the Directors for the time being or if their numbers is not a multiple of three then the number nearest to but not exceeding one-third shall retire from office.

102. Subject to the provisions of Articles 87(c) and 92, the Directors to retire at the Annual General Meeting in every year shall be the Directors who have been longest in office since their last election. As between Directors of equal seniority, the Directors to retire shall in the absence of any agreement be selected from among them by lot. A retiring Director shall be eligible for re-election, if qualified and shall continue to hold office as and shall be entitled to act as a Director until the conclusion of the meeting at which he retires.

103. The Bank may at the meeting at which any Director retires in the manner aforesaid fill the vacated office by electing a qualified person thereto. In default, the retiring Director, if qualified and willing to act, shall be deemed to have been re-elected, unless at such meeting it is resolved not to fill the vacated office or a resolution for his re-election has been put to the meeting and lost.

104. No person not being a Director retiring at the meeting shall, unless recommended by the Directors for election be eligible for the office of Director at any General Meeting unless not less than three nor more that twenty-one clear days before the meeting

there shall have been given to the Bank a notice in writing by a Member entitled to be present and vote at the meeting of his intention to propose such person for election and also a notice in writing signed by the person to be proposed of his willingness to be elected.

105. In addition to and without prejudice to the provisions of the Act, the Bank may by ordinary resolution remove any Director before the expiration of the period of his office, and may in the like manner appoint another in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director, but shall be eligible for re-election.

INDEMNITY OF DIRECTORS, ETC

106. Every Director, Managing Director, Agent, Secretary and any other Officer of the Bank for the time being shall be indemnified out of the assets of the Bank against any liability incurred by him in defending any proceedings, whether civil or criminal, on behalf of the Bank.

THE SEAL

107. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors and in the presence of at least one Director or his representative and the Secretary and such Director or his representative and the Secretary shall sign every instrument to which the Seal shall be affixed in their presence and in favour of any purchaser or person bona fide dealing with the Bank such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed, but so that the Directors may by resolution determine, either generally or in any particular case, that the signature of any Director may be affixed by some mechanical means to be specified in such resolution and restricted to certificates which have first been approved for sealing by the Auditors, or Transfer Auditors of the Bank in writing.

108. The Bank may have for use in any territory, district or place not situate in Nigeria, an official Seal which shall be a facsimile of the Seal, with the addition on its face of the name of every territory, district or place where it is to be used.

SECRETARY

109. The Secretary shall be appointed by the Directors for such terms, at such remuneration and upon such conditions as they may think fit; and any Secretary may be removed by them.

110. A provision of the Act or this Article requiring or authorising a thing to be done by a Director and the Secretary shall not be satisfied by its being done by the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS

111. The Bank in General Meeting may from time to time declare a dividend to be paid to the Members according to their rights, but no such dividend shall (except expressly authorised by the Act) be payable otherwise than out of the profits of the Bank. No higher dividend shall be paid than is recommended by the Directors, and a declaration by the Directors as to the amount of the profits at any time available for dividends shall be conclusive. The Directors may, if they think fit, and if in their opinion the position of the Bank justifies such payment, from time to time declare and pay an interim dividend or pay any preferential dividends on shares issued on the terms that the preferential dividends thereon shall be payable on fixed dates.

112. Subject to any rights or privileges for the time being attached to shares in the capital of the Bank having preferential, deferred or other special rights in regard to dividends, the profits of the Bank which it shall from time to time determine to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Bank in proportion to the amounts paid up thereon respectively otherwise than in advance of calls, all dividends shall be apportioned and paid proportionately to the amounts paid up thereon during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

113. A General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and the Directors shall give effect to such resolution provided that no such distribution shall be made unless recommended by the Directors. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payment may be made to any Member upon the footing of the value so fixed in order to adjust the rights of Members, and may vest any specific assets in trustees upon trust for the persons entitled to dividend as may seem expedient to the Directors, and generally may make such arrangements as they may think fit.

114. The Bank shall maintain a Statutory Reserve Fund and shall out of its net profits each year and before any dividend is declared:-

(a) transfer to the Statutory Reserve Fund, where the amount of such Reserve Fund is less than the paid up share capital of the Bank for the time being, a sum equal to not less that twenty-five per centum of such profits, or

(b) transfer to the Statutory Reserve Fund, where the amount of such Reserve Fund is equal to or in excess of the paid up share capital of the company for the time being, twelve and a half per centum of the net profits of the Bank, but no transfer under the foregoing provisions of this Article shall be made until any past losses have been made good.

115. The Bank shall not pay a dividend until:-

(a) all its preliminary expenses, organisation expenses, shares selling commission, brokerage, amounts of losses incurred and other capitalised expenses not represented by tangible assets have been completely written off, and

(b) after adequate provision for bad and doubtful debts has been made to the satisfaction of the Central Bank. For the purpose of this Article an issue of bonus shares shall be deemed to be the payment of a dividend.

116. In addition to such transfers as are provided for in Article 114 the Directors may at any time set aside out of the profits of the Bank such sum as they think proper and transfer them to a Second Reserve Fund which shall, at the discretion of the Directors be applicable for any purpose to which the profits of the Bank may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Bank or be invested in such investments as are permitted under the Banking Act and as the Directors may from time to time think fit. The Directors may also without placing the same to the Second Reserve Fund carry forward any profits which they may think prudent not to divide.

117. The Directors may deduct from any dividend or other moneys payable in respect of any shares held by a Member, either alone or jointly with any other Member, all such

sums of money (if any) as may be due and payable by him either alone or jointly with any other person to the Bank on account of calls or otherwise.

118. Any dividend, instalment of dividend or interest in respect of any share may be paid by cheque or warrant payable to the order of the Member entitled thereto, or in the case of joint holders, of that Member whose names stands first on the Register in respect of the joint holding. Every such cheque or warrant shall (unless otherwise directed) be sent by post to the last registered address of the Member entitled thereto, and the purported endorsement or receipt of the person whose name appears on the Register of Members as the owner of any share, or, in the case of joint holders, of any one of such holders, or of his or their agent duly appointed in writing, shall be a good discharge to the Bank for all dividends or other payments made in respect of such share. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

119. Subject to the provisions of the Act and any other applicable law no unpaid dividend or interest shall bear interest as against the Bank.

120. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Bank until claimed, and the Bank shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Bank.

CAPITALISATION OF RESERVES, ETC

121. The Bank in General Meeting may at any time and from time to time pass a resolution that any sum not required for the payment of or provision for any fixed preferential dividend, and (a) for the time being standing to the credit of any reserve fund or reserve account of the Bank, including premiums received on the issue of any shares, debentures or debenture stock of the Bank, or (b) being undivided net profits in the hands of the Bank, be capitalised, and that such sum be appropriated as capital to and amongst the Members in shares and proportions in which they would have been entitled thereto if the same had been distributed by way of dividend and in such manner as the resolution may direct and such resolution shall be effective; and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares in the capital of the Bank, or any debentures of the Bank, on behalf of the Members, and appropriate such shares or debentures to, and distribute the same credited as fully paid, amongst the Members in the proportions aforesaid, in satisfaction of their shares and interests in the said capitalised sum, or shall apply such sum or any part thereof on behalf of the Members in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any shares held by the Members, or otherwise deal with such as directed by such resolution. Where any difficulty arises in respect of any such distribution, the Directors may settle the same as they think expedient, and in particular they may fix the value for distribution of any fully paid-up shares or debentures, make cash payments to any shareholders on the footing of the value so fixed in order to adjust rights, and vest any such shares or debentures in trustees upon such trusts for or for the benefit of the

persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors. When deemed requisite, a proper contract for the allotment and acceptance of any share to be distributed as aforesaid shall be delivered to the Corporate Affairs Commission for registration in accordance with Section 129 of the Act, and the Directors may appoint any person to sign the contract on behalf of the persons entitled to share in the appropriation and distribution and such appointment shall be effective.

ACCOUNTS

122. The Directors shall cause such books of account to be kept as are necessary to comply with the provisions of the Act and of the Banking Act. Such books of account shall be kept at the principal administrative office of the Bank (whether or not the same be also the Registered Office) and shall always be open to the inspection of the Directors, the Auditor of the Bank and the Examiner. Except by the authority of the Directors, or of a General Meeting, no Member (other than a Director) shall have any right to inspect any books of account, or document of the bank.

123. Once at least in every year the Directors shall lay before the Bank in General Meeting a profit and loss account for the period in the case of the first account since the incorporation of the Bank and in any other case since the preceding account, made up to a date not more than six months before such meeting.

124. A balance sheet shall be made out in every year and laid before the Bank in General Meeting made up to a date not more than six months before such meeting. Such balance sheet shall be accompanied by the report of the Directors as to the state of the Bank's affairs and the amounts (if any) which they recommend to be paid as dividend or propose to carry to reserve, by a report of the Auditors, and by such other documents as are required by the Act to be annexed thereto. A printed copy of the Directors' report, accompanied by printed copies of the balance sheet, profit and loss account and other documents required to be annexed to the balance sheet, shall not less than twenty-one days before the date of the meeting be sent to every Member of, and every holder of debentures of, the Bank and to every person registered under Article 27 and two copies of such documents shall at the same time be forwarded to the Secretary of the Exchange. Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Bank is unaware or to more than one of the joint holders of any shares or debentures and the accidental omission to send any such documents to a Member shall not invalidate the proceedings at the meeting. The Auditors' report shall be read before the Bank in General Meeting and shall be open to inspection by any Member.

AUDIT

125. Once at least in every year the accounts of the Bank shall be examined, and the correctness of the profit and loss account and balance sheet ascertained by one or more auditor or auditors.

126. The appointment, powers, rights, remuneration and duties of the auditors shall be regulated by Sections 357 to 369 of the Act and Section 29 of the Banking Act.

127. No person shall be appointed Auditor unless:-

(a) he is resident in Nigeria; and

(b) he is carrying on in Nigeria full time professional practice as a public accountant and Auditor, and

(c) he is a member of a body of accountants in Nigeria established from time to time by an Act or Decree.

128. No person shall be appointed Auditor or continue to be the Auditor if his appointment as such would be in contravention of the provisions of Section 29 of the Banking Act and Article 127 hereof..

129. Auditors shall be entitled to receive all notices of and other communications relating to any General Meeting which any Member is entitled to receive and shall be entitled to attend any General Meeting and to be heard thereof on any part of the business of the meeting which concerns the Auditors in their capacity as such.

NOTICES

130. A notice or other document may be served by the Bank upon any Member either personally or by sending it through the post in a pre-paid letter addressed to such Member at his last known address.

131. All notices directed to be given to the Members may with respect to any share to which persons are jointly entitled be given to whichever of such persons is named first in the Register of Members, and notice so given shall be sufficient notice to all the holders of such share.

132. Any Member described in the Register of Members by an address not within Nigeria shall be entitled to have notices served upon him at such address, but, save as aforesaid and as provided by Act, no Member other than a registered Member described in the Register of Members by an address within Nigeria shall be entitled to receive any notice from the Bank.

133. Any Member whose registered address is not within Nigeria, may from time to time notify in writing to the Bank an address within the meaning of the last preceding Article.

134. Any summons, notice, order or other documents required to be sent to or served upon the Bank, or upon any officer of the bank, may be sent or served by leaving the same or sending it through the post in a pre-registered letter addressed to the Bank, or to such officer, at the registered office.

135. Any notice or other document if served by post shall be deemed to have been served on the seventh day following that on which the letter containing the same is put into the post, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a pre-paid or registered letter as the case may be.

136. Any notice required to be given by the Bank to the Members, or any of them, and not expressly provided for by these presents, or any notice which cannot be served in the manner so provided, shall be sufficiently given, if given by advertisement in not less than two national newspapers.

137. Any notice by a court of law, or otherwise, required or allowed to be given by the Bank to the Members or any of them by advertisement shall be sufficiently circulated if advertised once in not less than two national newspapers.

138. Any notice or other document served upon or sent to any Member in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Bank have notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service shall be a sufficient service on or to his executors, administrators, or assigns and all other persons (if any) interested in such shares.

WINDING UP

139. If the Bank shall be wound up, the Liquidator may with the sanction of a special resolution, divide among the Members in specie any part of the assets of the Bank and may, with the like sanction vest any part of the assets of the Bank in trustees upon such trusts for or for the benefit of the Members or any of them as the Liquidator with the like sanction shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of Members otherwise than in accordance with their existing rights, but each Member shall in that event have a right of dissent and other ancillary rights.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares Taken by each Subscriber
1. **JOHN AGER,** 9, Probyn Road, Ikoyi, Nigeria. Bank Manager	(1) One
2. **DENIS GEORGE ANDREW O'MAHONY** 14, Mekunwen Road, Ikoyi, Nigeria Bank Official	(1) One
3. **HAMISH STUART SIM,** 40, Gerrard Road, Ikoyi, Nigeria Bank Official	(1) One
4. **OLUDAISI OLABODE OGUNTUYO** 81, Tokunboh Street, Lagos, Nigeria. Bank Official	(1) One
5. **STEPHEN OBIESHE IBISI** 47, Tejuoso Street, Surulere, Lagos, Nigeria Bank Official	(1) One
6. **JOHN ALBERT HENRY LAURENCE** 63, Marina, Lagos, Nigeria Chartered Secretary	(1) One
7. **ALAN WHITTAKER,** Chartered Accountant 63, Marina, Lagos, Nigeria	(1) One
TOTAL SHARES TAKEN	7 (Seven)

DATED this 20th day of February, 1961

WITNESS to the above Signatures: M. J. C. Young, Barrister-at-Law
MICHAEL JOHN CHARLTON YOUNG,
7A, Probyn Road, Ikoyi, Lagos, Nigeria.

RECEIVED
2005 MAR -9 P 1:03

Our Ref: CS/CAC/00516/2004 **December 6, 2004**

The Registrar - General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please be informed that at a meeting of the Board of Directors of United Bank for Africa Plc held on September 29, 2004, Mr. Godwin Ize-Iyamu was appointed to the Board.

Accordingly, please find enclosed the following documents for your necessary action:

(i) A certified true copy of the Board resolution appointing Mr. Godwin Ize-Iyamu to the Board as Executive Director.

(ii) Copy of letter from Central Bank of Nigeria dated December 6, 2004 approving the said appointment.

(iii) Form CO 7 reflecting the changes in the Bank's Board of Directors.

Kindly register the changes accordingly.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1, 1990)

WUSE ZONE 5 ABUJA

Form C.O 7

RC NO 2457

C 176801

COMPANIES AND ALLIED MATTERS DECREE 1990

N4000 paid

Particulars of Directors and of any changes therein.

Penalty inclusive

(Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION ASSESSMENT 21 DEC 2004 ASSESS BY NAME SIGN

CORPORATE AFFAIRS COMMISSION VERIFICATION APPROVED BY 21 DEC 2004 NAME SIGN

Corporate Affairs Commission Certified True Copy 21 DEC 2004 Name Designation Signature

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC ... LIMITED

02218292112 ... 21/12/04

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

Date Sign 21 DEC 2004 RECEIVED

Particulars of Directors of UNITED BANK FOR AFRICA PLC

~~Limited~~

Name (In the case of an individual, forename names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MALLAM ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI YUNUSA K. OJO	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
MR. GODWIN IZE-IYAMU	NONE	NIGERIA
DR. T. ASUQUO JOHN	NONE	NIGERIAN

Corporate Affairs Commission
Certified True Copy
21 DEC 2004
Name ....
Designation ....
Signature ....

ASSESSMENT
21 DEC 2004
ASSESSED BY

RESERVED FOR BINDING

Dated the 6TH day of DECEMBER ~~200~~ 2004

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
5, BABAFEMI OSOBA CRESCENT, LEKKI LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
2, ONITOLO ROAD IKOYI, LAGOS	AG.MD/CHIEF EXECUTIVE UBA PLC DIRECTOR, UBA CAPITAL & TRUST LTD.	1956	NO CHANGE
PLOT 26, BLOCK 77 ADMIRALTY WAY, PHASE 1, LEKKI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	NO CHANGE
10, WURAOLA OJO CLOSE, IDIMU, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1944	NO CHANGE
1, MCGREGOR ROAD IKOYI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953	NO CHANGE
9, REMI SHOFOLUWE STREET, MAGODO GRA, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	APPOINTED TO THE BOARD SEPTEMBER 29, 2004
8, ILADO CLOSE IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, HYDROPEC ENG. SERVICES LTD. UNITED TELESYS LTD FLOTILLA LTD, VIVA METHANOL LTD.	1936	NO CHANGE

Signature ________ Director

________ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1, 1990)

WUSE ZONE 5 ABUJA

ZENITH INTL BANK
AC CASH CENTER ABUJA
2004 JUN P 12:16

Form C.O7

RC NO 2457

C 176790

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
21 DEC 2004
NAME.......................
SIGN.......................

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Corporate Affairs Commission
Certified True Copy
21 DEC
Name ....
Designation ....
Signature ....

Presented by:
Name COMPANY SECRETARY
Address UNITED BANK FOR AFRICA PLC
57 MARINA, LAGOS

Particulars of Directors of UNITED BANK FOR AFRICA PLC

XLimited

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
EGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
ALHAJI MUSTAPHA A. ABDULKADIR	NONE	NIGERIAN
MR. VICTOR ODOZI	NONE	NIGERIAN
MR. WILLY KROEGER	NONE	GERMAN
MR. JUNAID DIKKO	NONE	NIGERIAN
DR. KHALID A. T. AL-MANSOURI	NONE	AMERICAN

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
21 DEC 2004
Name ......
Designation ......
Signature ......

Dated the 6TH day of DECEMBER 2004

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
39A, 22 ROAD VICTORIA GARDEN CITY, LEKKI, LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC	1941	NO CHANGE
PLOT 4, OLAWALE COLE ONITIRI AVENUE, OFF ADMIRALTY WAY, LEKKI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, TEREDOZ CONSULTING LTD	1942	NO CHANGE
81828 CLIFTON GARDEN, LONDON	DIRECTOR, UBA PLC	1948	NO CHANGE
25A, TONY EROMOSELE STREET, PARKVIEW ESTATE, IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UNITED TELESYS LTD, STAR DELTA INV. LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
7887 BROADWAY SUITE 1001, SAN ANTONIO, TX 78209, U.S.A.	DIRECTOR, UBA PLC	1936	NO CHANGE

Corporate Affairs Commission
Certified True Copy
21 DEC 2004
Name ....
Designation ....
Signature ....

RESERVED FOR BINDER

Signature { ________ Director
________ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

ZENITH INT'L BANK
AC CASH CENTER ABUJA
JUN -3 P 12:16

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1, 1990)

WUSE ZONE 5 ABUJA

Form C.07

RC NO. 2457

C 176701

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
21 DEC 2004

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Corporate Affairs Commission
Certified True Copy
2 ? DEC 2004
Name
Designation
Signature

Presented by:
Name COMPANY SECRETARY
Address UNITED BANK FOR AFRICA PLC
57 MARINA, LAGOS

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
PROF. JEAN HERSKOVITS	NONE	AMERICAN
MR. WILLIAM JAMES	NONE	AMERICAN
MR. ALESSANDRO DEODATO	NONE	ITALIAN

RESERVED FOR BINDING

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY

Corporate Affairs Commission
Certified True Copy
21 DEC 2004
Name ....
Designation ....
Signature ....

Dated the 6TH day of DECEMBER ~~200~~ 2004

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

FAX NO. : 234961637405 Dec. 06 2004 11:55AM P1

CENTRAL BANK OF NIGERIA
Central Business District
P. M. B. 0187
Garki, Abuja

www.cenbank.org

Tel: 09-61637404

Fax: 09-61636405

RECEIVED
-6 DEC 2004
Company Secretary's Office

Coy Sec
Pl treat
6/12

December 6, 2004

BSD/UBA/G3.T8/VOL.8/15

Acting Managing Director
United Bank for Africa Plc
UBA House
57 Marina
Lagos

Dear Sir,

RE: APPOINTMENT OF MR. GODWIN IZE-IYAMU TO THE BOARD OF UBA PLC

Your letters dated October 4, 2004 and November 19, 2004 on the above subject refers.
We write to inform you that the CBN has no objection to the appointment of Mr. Godwin Ize-Iyamu as an Executive Director on the board of the bank.

You are therefore required to update your form CO7 and forward a copy to CBN for the records.

Yours faithfully,

U. J. UDOH
For: DIRECTOR OF BANKING SUPERVISION

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
21 DEC 2004
NAME.....
SIGN.....

Corporate Affairs Commission
Certified True Copy
21 DEC 2004
Name.....
Designation.....
Signature.....

RECEIVED
10 DEC 2004
U.B.A. PLC
Company Secretary's Office

9th December, 2004

The Chairman
Board of Directors
United Bank for Africa Plc
57, Marina
Lagos

Dear Sir,

RE: APPOINTMENT TO THE BOARD OF UNITED BANK FOR AFRICA PLC

The above subject refers.

I hereby confirm my acceptance of the appointment to serve as an Executive Director of United Bank for Africa Plc.

I thank the Board for the opportunity to serve the Bank in this capacity and look forward to contributing to the deliberations of the Board.

Yours sincerely,

GODWIN IZE-IYAMU

Corporate Affairs Commission
Certified True Copy
21 DEC
Name ....
Designation ....
Signature ....

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
21 DEC 2004
NAME............
SIGN............

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Wednesday September 29, 2004 at Port Harcourt, it was resolved:

[a] That Mr. Godwin Ize-Iyamu be and is hereby appointed to the Board of Directors subject to the approval of the Central Bank of Nigeria.

[b] That Mr. Godwin Ize-Iyamu be and is hereby appointed Executive Director subject to the approval of the Central Bank of Nigeria.

Corporate Affairs Commission
Certified True Copy
21 DEC 2004
Name ...
Designation ...
Signature ...

Dated this 7th day of DECEMBER 2004.

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
21 DEC 2004
NAME...
SIGN...

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S OFFICE

Our Ref: CS/CAC/00516/2004

December 16, 2004

The Registrar - General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please be informed that at a meeting of the Board of Directors of United Bank for Africa Plc held on September 29, 2004, Mr. Godwin Ize-Iyamu was appointed to the Board.

Accordingly, please find enclosed the following documents for your necessary action.

(i) A certified true copy of the Board resolution appointing Mr. Godwin Ize-Iyamu to the Board as Executive Director.

(ii) Copy of letter from Central Bank of Nigeria dated December 6, 2004 approving the said appointment.

(iii) Form CO 7 reflecting the changes in the Bank's Board of Directors

(iv) Copy of Letter of Acceptance of the appointment from Mr. Godwin Ize-Iyamu

Corporate Affairs Commission
Certified True Copy
21 DEC ...
Name ....
Designation ....
Signature ....

Kindly register the change accordingly.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
21 DEC 2004
NAME..........
SIGN..........

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

RESERVED FOR BINDING

Particulars of Directors of UNITED BANK FOR AFRICA PLC

~~Limited.~~ XXXXX

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
12 WEST 96TH STREET NEW YORK, NY 10025 U.S.A.	DIRECTOR, UBA PLC	1935	NO CHANGE
31, PHILIPS AVENUE ROCKPORT, MA 01966 U.S.A.	DIRECTOR, UBA PLC	1946	NO CHANGE
VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR, UBA PLC	1969	NO CHANGE

Corporate Affairs Commission
Certified True Copy
21 DEC 2007
Name ....
Designation ....
Signature ....

Signature { ______ Director
______ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CS/CAC/0041/2004

January 25, 2005

The Registrar - General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: COMPLIANCE WITH SECTION 636(1)
FILING OF STATUTORY RETURNS

We forward herewith for filing information in respect of Schedule 14 as per the provisions of Section 636(1) of the Companies and Allied Matters Act 1990.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

UNITED BANK FOR AFRICA PLC
COMPLIANCE WITH SECTION 636 (1) OF THE COMPANIES AND ALLIED MATTERS ACT. 1990
SCHEDULE 14

The share capital is N2,000,000,000 divided into 4,000,000,000 shares of 50k each.
The number of shares issued is 3,060,000,000
Calls to the amount of 50k per share have been made under which the sum of N1,530,000,000 has been received.
The Liabilities of the company on the first day of January 2005 were:
Debt owing to sundry persons by the company:-

On Judgement ₦........................ ₦5,000 payable
On Speciality ₦..............................
On Notes or Bills ₦...........................
On Simple Contracts, Borrowing from non Banks ₦..........................

On Estimated Liabilities ₦...................

CORPORATE AFFAIRS COMMISSION VERIFICATION 07 FEB 2005 APPROVED BY Name........ Sign........

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 1st January 2005)	**₦'000**
Treasury Bills	45,256,518
CBN Certificates	-
Par Bonds (Federal Government Debt Refinancing)	5,000,000
Stabilisation Securities	-
	50,256,518

CORPORATE AFFAIRS COMMISSION ASSESSMENT 07 FEB 2005 ASSESSED BY Name........ Sign........

CASH	
Cash	3,527,382
Balance with and cheques in the course of collection on other banks (in Nigeria and Abroad)**	14,649,627
Money at call with other banks (in Nigeria and Abroad)	45,902,073
Negotiable certificate of deposit	-
	64,079,082

ZB 28156 7/2/05 for ₦5500

**Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and Abroad) are: CBN Cash Reserve Account N8,906,622,000 and CBN Current Account N433,171,000.

DATED THE 17TH DAY OF JANUARY 2005.

Corporate Affairs Commission Certified True Copy 07 FEB 2005 Name Designation Signature

DIRECTOR **COMPANY SECRETARY**

Corporate Affairs Commission TRANSFERED 07 FEB 2005 Date

Our Ref: CS/CAC/0084/2005 February 10, 2005

The Registrar - General
Corporate Affairs Commission
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: ANNUAL RETURNS OF A COMPANY HAVING A SHARE CAPITAL - (FORM CAC 10)

We forward herewith Form CAC 10 with attached schedules being the Annual Returns for the Bank as at the 30th of September 2004.

Please also find enclosed a Certified Copy of the Annual Reports containing the Accounts for the year ended 31st March, 2004.

Kindly issue us with a certified true copy of the Form CAC 10.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

P.M.B 198, ABUJA

RC NO. 2457

Companies and Allied Matters Act 1990.

Form CAC 10

Form of Annual Return of a Company having a Share Capital

As required by part II of Companies and Allied Matters Act 1990 Section 371

Certified True Copy
SIGN
10 FEB 2005
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

Annual Return of UNITED BANK FOR AFRICA PLC

made up to the 14TH day of OCTOBER 200X4

(... the Annual General Meeting for the year 2004 ...)

CORPORATE AFFAIRS COMMISSION
ASSESMENT
10 FEB 2005
ASSESS BY
NAME
SIGN

1. Address
(Address of the registered office of the company)

57, MARINA
LAGOS

CORPORATE AFFAIRS COMMISSION
LAGOS.
INTERNAL AUDIT DEPT.
10 FEB 2005
RECEIPT CONFIRMED

2. Situation of Registers of Members and Debenture-holders.

(a) UBA SECURITIES LIMITED, 97/105, BROAD STREET, LAGOS
(Address of place at which the register of members is kept. If other than the registered office of the company.)

(b) ...
(Address of any place in Nigeria other than the registered office of the company at which is kept any register of holders of debentures of the company or any duplicate of such register or part of any such register)

DELIVERED FOR FILING BY:

THE COMPANY SECRETARY

UNITED BANK FOR AFRICA PLC

NOTE: This margin is reserved for binding and must not be written across

9. Total amount of calls received, including payments on application and allotment and any sums received on shares forfeited } ₦ ....

		Number	Class	
10. Total amount (if any) agreed to be considered as paid on number of share of each class issued as ful paid up for a consideration other than cash.	₦ .... on	N/A		shares
				Shares
				shares
				Shares
11. Total amount (if any) agreed to be considered as paid on number of share of each class issued as partly paid up for a consideration other than cash.	₦ .... on	N/A		shares
				Shares
				shares
				Shares

12. Total amount to calls unpaid .... N/A .... ₦ ....

13. Total amount of the sums (if any) paid way of commission in respect of any shares or debentures } .... N/A ₦ ....

14. Total amount of the sums (if any) allowed way of discount in respect of any shares or debentures since the date of the last return. } .... N/A ₦ ....

	Number	Class	
15. Total number of shares of each class forfeited.			shares
	N/A		Shares
			shares
			Shares

Certified True Copy
SIGN
10 FEB 2005
COMPANIES INCORP. OFFICER

16. Total amount paid (if any) on shares forfeited .... N/A .... ₦ ....

17. Total amount paid (if any) share warrants to bearer are outstanding.. } .... N/A ₦ ....

18. Total amount of shared share warrants bearer issued and surrendered respectively Since the date of the last return. } Issued: .... N/A ₦ .... Surrendered .... ₦ ....

19. Number of shares comprised in each share warrant to bearer, specifying in the case of warrants of different kinds, particulars of each kind. } N/A ....

4. Particulars of indebtedness

Total amount of indebtedness of the company in respect of all mortgages and charges which are required to be registered with the commission under the companies Act. } ₦ ....

3. Summary of share Capital and Debentures*

(a) NOMINAL SHARE CAPITAL

2

1. 1. Nominal share capital N6,000,000,000 devided into

(Insert number and class)

12,000,000,000 ORDINARY shares of 50K each

.... shares of .... each

.... shares of .... each

.... shares of .... each

(b) ISSUED SHARE CAPITAL AND DEBENTURES

	Number	Class	
2. Number of shares of each class taken up to the date of this return (which number must agree with the total shown in the list as held by existing members).	3,060,000,000	ORDINARY	Shares
			shares
			shares
			shares
			shares
3. Number of shares of each class issued subject to payment wholly in cash.			shares
	N/A		shares
			shares
			shares
4. Number of shares of each class issued as fully paid up for a consideration other than cash			shares
			shares
	N/A		shares
			shares
			shares
5. Number of shares of each class issued as partly paid up for a consideration other than cash and extend to which each such share it is so paid up.	issued as paid up to the extend of	N	per shares
	N/A		shares
	issued as paid up to the extend of	N	per shares
	N/A		shares
	issued as paid up to the extend of	N	per shares
	N/A		shares
	issued as paid up to the extend of	N	per shares

Certified True Copy
SIGN
10 FEB 2005
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

	Number	Class	
6. Number of shares (if any) of each class issued at a discount	N/A		shares
			shares
			shares
			shares
7. Amount of discount on the issue of shares which has not been written off at the date of this return.	N N/A		

	Number	Class	
8. Amount called up on number of shares of each class.	N N/A per shares on		shares
	N .... per shares on		shares
	N .... per shares on		shares
	N .... per shares on		Shares

NOTE: This margin is reserved for binding and must not be written across

* ... of this section relate to debentures: No particulars are required in respect of debentures under

9. Total amount of calls received, including payments on application and allotment and any sums received on shares forfeited. ₦ ....

	Number	Class	
10. Total amount (if any) agreed to be considered as paid on number of share of each class issued as ful paid up for a consideration other than cash. ₦ ...... on	N/A		shares
			Share
			shares
			Shares
11. Total amount (if any) agreed to be considered as paid on number of share of each class issued as partly paid up for a consideration other than cash. ₦ ...... on	N/A		shares
			Shares
			shares
			Shares

12. Total amount to calls unpaid .... N/A .... ₦ ....

13. Total amount of the sums (if any) paid way of commission in respect of any shares or debentures ...... N/A ₦ ....

14. Total amount of the sums (if any) allowed way of discount in respect of any shares or debentures since the date of the last return. ...... N/A ₦ ....

	Number	Class	
15. Total number of shares of each class forfeited.			Shares
	N/A		Shares
			shares
			Shares

CERTIFIED TRUE COPY SIGN 10 FEB 2005 COMPANIES INCORP. OFFICER

16. Total amount paid (if any) on shares forfeited .... N/A .... ₦ ....

17 Total amount paid (if any) share warrants to bearer are outstanding.. ...... N/A ₦ ....

18. Total amount of shared share warrants bearer issued and surrendered respectively Since the date of the last return.
Issued: ...... N/A ...... ₦ ....
Surrendered .... ₦ ....

19 Number of shares comprised in each share warrant to bearer, specifying in the case of warrants of different kinds, particulars of each kind. N/A ....

NOTE: This margin is reserved for binding and must not be written across

4. Particulars of indebtedness

Total amount of indebtedness of the company in respect of all mortgages and charges which are required to be registered with the commission under the companies Act. ₦ ....

5. List of Past

List of persons holding shares or stock in the Company on the fourteen day after the Annual General Meeting in the of the first return of the Incorporation of the company.

Folio in register containing particulars	Names and Addresses

NOTES

The aggregate number of shares held by each member must be stated and the aggregate must be added up so as to agree with the number of shares stated in the Summary of Share Capital and Debentures to have been taken up.

When the shares are of different classes these columns should be sub-divided so that the number of each class held, or transferred may be shown separately. Where any shares have been converted into stock the amount of stock held by each

The date of registration of each transfer should be given as well as the number of shares transferred no each date. The particulars should be placed opposite the name of the transferor and not opposite that of the transferee, but the name of the transferee may be inserted in the "remarks" column immediately opposite the particulars of each transfer.

NAME (In the case of an individual, present forename or names and surname in the case of a corporation, the corporate name)	ANY FORMER FORENAME OR NAMES AND SURNAME	NATIONALITY	USUAL RESIDENTIAL ADDRESS (In the case of a corporation the registered or principal office)	BUSINESS OCCUPATION AND PARTICULARS OF OTHER DIRECTORSHIPS	DATE OF BIRTH
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN	39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR, UBA PLC	1936
DR. T. ASUQUO JOHN	NONE	NIGERIAN	8, ILADO CLOSE IKOYI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD, IMC LTD, VIVA MENTHOL LTD	1938
ALHAJI MUSTAPHA ABDULKADIR	NONE	NIGERIAN	AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD	1941
MR. VICTOR A. ODOZI	NONE	NIGERIAN	PLOT 4, OLAWALE COLE-ONITIRI AVENUE, OFF ADMIRALTY WAY LEKKI PENISULA LAGOS	DIRECTOR, UBA PLC	1942
MR. JUNAID DIKKO	NONE	NIGERIAN	25A, SIR TONY EROMOSELE STREET PARKVIEW ESTATE IKOYI-LAGOS	DIRECTOR, UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVESTMENTS LTD, UBA CAPITAL & TRUST LTD, UNITED TELESYS LTD, STAR DELTA INVESTMENTS LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIGERIA LTD	1963
MR. WILLY KROEGER	NONE	GERMAN	6-8, BISHOPGATE LONDON, EC2N 4DA	DIRECTOR, UBA PLC DIRECTOR: BT INTERNATIONAL (NIG) LTD	1948

Certified True Copy
SIGN
10 FEB 2005

DR. KHALID A. T. AL-MANSOUR	NONE	AMERICAN	7887 BROAD WAY SUITE 1001 SAN ANTONIO, TX 78209 U.S.A.	DIRECTOR, UBA PLC	1936
PROF. JEAN HERSKOVITS		AMERICAN	12 WEST 96TH STREET NEW YORK, NY U.S.A.	DIRECTOR, UBA PLC	1935
MR. WILLIAM E. JAMES	NONE	AMERICAN	31 PHILLIPS AVENUE ROCKPORT, MA U.S.A.	DIRECTOR, UBA PLC DIRECTOR: UNITED TELESYS LTD	1945
MR. ALESSANDRO DEODATO	NONE	ITALIAN	VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR, UBA PLC	1969

Certified True Copy
SIGN
10 FEB 2005
COMPANY SECRETARY / CORPORATE AFFAIRS OFFICER

...have held shares or stock therein at any time since the date of the last return, or in

Number of shares held by existing members at date of return*+	Account of Shares			Remarks
	Particulars of shares transferred since the date of the last return or, in the case of the first return, of the incorporation of the company by (a) persons who are still members and (b) person who have ceased to be members			
	Number	Date of registration of transfer		
		(A)	(B)	
	SEE ATTACHED SCHEDULE			

Certified True Copy
SIGN
10 FEB 2005
CORP. OFFICER
COMPANY REGISTRATION ... CORPORATE ... COMMISSION

NOTES

(I) If the return for either of the two immediately preceding years has given as the date of that return the full particulars required us to past and present member and shares and stock held and transferred by them, only such of the particulars need be given as to person ceasing to be or becoming members since the date of last. Return and to shares transferred since that date or to changes as compared with that date in the amount of stock held by a member.

(II) If the names in the list are not arranged in alphabetical order, an index sufficient to enable name of any person to be readily found must be annexed.

6. **Particulars o[f]**

Particulars of the persons who are directors

Name (In the case of an individual, present forename or names and surname in the case of corporation, the corporate name).	Any former forename or names and surname	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MALLAM ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI YUNUSA K. OJO	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
MR. GODWIN IZE-IYAMU	NONE	NIGERIAN

Certified True Copy
SIGN
10 FEB 2005
COMPANIES INCORP OFFICER
CORPORATE AFFAIRS COMMISSION

Particulars of the person who is secretary of the company at the date of this return

Name (In the case of an individual, present forename or names and surname in the case of a corporation, the corporate name).	Any former forename or names and surname	Usual residential address (In the case of a corporation, the registered or principal office)
AIDEVO ODU-THOMAS	AHONKHAI	BLOCK 44, FLAT 1 MEDIUM HOUSING ESTATE, EBUTE - METTA LAGOS

Signed.. Director

Signed.. Secretary

Directors and Secretaries
of the company at the date of this return

Usual residential address (In the case of a corporation the registered or principal office.	Business occupation and particulars of other directorships	Date of Birth
5, BABAFEMI OSOBA CRESCENT LEKKI, LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHER INVESTMENTS LTD GOLDCRUST INVESTMENT LTD., L.W. LAMBOURN NIGERIA LTD.	1949
2, ONITOLO ROAD, IKOYI, LAGOS	MD/CHIEF EXECUTIVE OFFICER UBA PLC DIRECTOR, UBA CAPITAL & TRUST LTD.	1956
PLOT 26, BLOCK 77 ADMIRALTY WAY, PHASE I, LEKKI, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960
10, WURAOLA OJO CLOSE, IDIMU, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1944
1, MCGREGOR ROAD, IKOYI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953
9, REMI SHOFOLUWE STREET MAGODO G.R.A., LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955

Certified True Copy
SIGN ...
10 FEB 2005

NOTE This margin is reserved for binding and must not be written across

Notes

* Director includes any person who occupies the position of a director by whatsoever name called and any person in accordance with whose directions or instructions the directors of the company are accustomed act.
* Former| forename" and "former surname" do not include in the case of a married woman the name or surname by which she was known pervious to the marriage.

The name of all bodies corporate in Nigeria of which the director is also a director, should be given except bodies corporate of which company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees. If the space provided in the form is insufficient, particulars of the other directorships should be listed on a separate statement attached to this return.

Where all the partners in a firm are joint secretaries, the name and principal office of the firm may be stated

Certificate and other Documents accompanying Annual Return

CERTIFICATE TO BE GIVEN BY A DIRECTOR AND THE SECRETARY OF EVERY PRIVATE COMPANY+

We certify that the company has not since the date of the incorporation of the company/the last annual return issued any invitation to the public to subscribe for any share or debentures of the company.

Signed.. Director

Signed.. Secretary

FURTHER CERTIFICATE TO BE GIVEN AS AFORESAID OF THE NUMBER OF MEMBERS OF THE COMPANY EXCEEDS FIFTY

We certify that the excess of members of company over fifty consists wholly of persons who under subsection (3) of section 22 of the Companies and Allied Matters Act 1990, are not to be included in reckoning the number of fifty.

Signed.. Director

Signed.. Secretary

CERTIFIED COPIES OF ACCOUNTS

There shall be annexed to this return a written copy, certified both by a director and by the secretary of the company to be true copy of every balance sheet laid before the company in general meeting during the period to which this return relates (including every document required by law to be annexed to the balance sheet) and a copy (certified as aforesaid) of the report of the auditors on, and of the report of the directors accompanying, each such balance sheet. If any such balance sheet or document required by law to be annexed thereto is in a foreign language there must also be annexed to that balance sheet a translation in English of the balance sheet or document certified in the prescribed manner to be a correct translation. If any such balance sheet as aforesaid or document required by law to be annexed thereto did not comply with the requirements of the law as in force at the date of the audit with respect to the form of balance sheet or document aforesaid, as the case may be, there must be made such additions to and corrections in the copy as would have been required to be made in the balance sheet or document in order to make it comply with the said requirements and The fact that the copy has been so amended must be stated thereon.

+ In the case of the first return strike out the second alternative. In the case of a second or subsequent return strike out the first alternative